   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 1996

                                                 REGISTRATION NO. 333-4234
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                      LANDRY'S SEAFOOD RESTAURANTS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE            1400 POST OAK BOULEVARD          76-0405386
(STATE OF INCORPORATION)          SUITE 1010              (I.R.S. EMPLOYER
                             HOUSTON, TEXAS 77056      IDENTIFICATION NUMBER)
                                 713/850-1010
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              TILMAN J. FERTITTA
                            CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      LANDRY'S SEAFOOD RESTAURANTS, INC.
                      1400 POST OAK BOULEVARD, SUITE 1010
                             HOUSTON, TEXAS 77056
                                 713/850-1010
 (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                       COPIES OF ALL COMMUNICATIONS TO:

  ARTHUR S. BERNER, ESQ.               STEVEN L. SCHEINTHAL, ESQ.               THOMAS P. MASON, ESQ.
WINSTEAD SECHREST & MINICK P.C.             GENERAL COUNSEL                    ANDREWS & KURTH L.L.P.
  910 TRAVIS, SUITE 1700          LANDRY'S SEAFOOD RESTAURANTS, INC.         4200 TEXAS COMMERCE TOWER
   HOUSTON, TEXAS 77002                 1400 POST OAK BOULEVARD,                HOUSTON, TEXAS 77002
       713/650-2729                            SUITE 1010                            713/220-4200
                                         HOUSTON, TEXAS 77056
                                              713/850-1010

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 16, 1996

                                4,500,000 SHARES


                        [LOGO OF LANDRY'S APPEARS HERE]

                       LANDRY'S SEAFOOD RESTAURANTS, INC.
                                  COMMON STOCK

  Of the 4,500,000 shares of Common Stock offered hereby, 4,000,000 are being sold by the Company and 500,000 are being sold by the Selling Stockholder. See "Principal and Selling Stockholder." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

  The Common Stock is traded on the Nasdaq National Market under the symbol "LDRY." On May 10, 1996, the last sale price of the Common Stock as reported by the Nasdaq National Market was $22.50 per share. See "Price Range of Common Stock and Dividend Policy."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                    Proceeds to
                               Price to    Underwriting Proceeds to   Selling
                                Public      Discount(1)  Company(2) Stockholder
- -------------------------------------------------------------------------------
Per Share..................     $             $            $           $
Total(3)...................   $             $           $           $
- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $500,000.
(3) The Company and the Selling Stockholder have granted the Underwriters a 30-day option to purchase up to an additional 675,000 shares of Common Stock at the Price to Public less the Underwriting Discount solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the
    Price to Public will total $          , the Underwriting Discount will
    total $          , the Proceeds to Company will total $           and the
    Proceeds to Selling Stockholder will total $         . See "Principal and
    Selling Stockholder" and "Underwriting."

  The shares of Common Stock are offered by the Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor
at the office of Montgomery Securities on or about           , 1996.

                                  -----------

Montgomery Securities
                  J.C. Bradford & Co.
                                                              Piper Jaffray inc.

                                       , 1996

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this Prospectus and incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' overallotment option. Unless the context requires otherwise, all references to the "Company" in this Prospectus include Landry's Seafood Restaurants, Inc. and its subsidiaries. All share and per share data relating to the Company in this Prospectus reflects the effect of a 2-for-1 stock split in the form of a stock dividend of the Company's Common Stock in June 1995.

                                  THE COMPANY

  Landry's Seafood Restaurants, Inc. (the "Company") operates 50 full-service, mid-priced, casual dining seafood restaurants in 16 states, primarily under the names "Landry's Seafood House(R)," "Willie G's(R)" and "Joe's Crab Shacksm." Management believes that the Company's restaurants appeal to a broad range of customers by offering generous portions of fresh seafood and excellent service in a high energy environment at an attractive price-value relationship.

  The Company's restaurants feature a wide variety of broiled, grilled and fried seafood items including red snapper, shrimp, crawfish, lump crabmeat, lobster, soft shell crabs, oysters, scallops, flounder, and other traditional seafood items, many with a choice of the Company's signature toppings. The restaurants are generally open for lunch and dinner and offer full liquor service. Sales of alcoholic beverages accounted for approximately 17% of the Company's revenues in 1995. The "Landry's Seafood House" restaurants feature a prototype look that is readily identified by a large theater-style marquee over the entrance and by a distinctive brick and wood facade creating the feeling of a traditional old seafood house restaurant. The Company's restaurants average approximately 9,100 square feet in size. All of the Company's restaurants operate with very similar philosophies, management policies and practices, training and control practices, purchasing, and menu selections. Management believes the Company's restaurants enjoy a high level of repeat business and customer loyalty due to high food quality, comfortable atmosphere, and friendly, efficient service.

  For the 12-month period ended December 31, 1995, the 24 Landry's restaurants opened prior to January l, 1995, generated average restaurant revenues of approximately $3,005,000, average restaurant cash flow of approximately $660,000 (or 21.9% of revenues), and average restaurant operating income after depreciation and amortization of approximately $540,000 (or 18.0% of revenues).

  Management believes its commitment to its customers and employees is important to its long-term success. In addition to serving quality seafood at affordable prices in attractive locations, the Company achieves customer satisfaction through prompt, efficient service, low table-to-waitstaff ratios, and an attentive management staff. The Company promotes a sense of personal commitment from its employees through a monthly cash bonus program based on achievement of restaurant specific performance objectives, and a stock option plan which includes general, floor, and kitchen managers.

  The executive headquarters and principal office of the Company are located at 1400 Post Oak Boulevard, Suite 1010, Houston, Texas 77056. Its telephone number is (713) 850-1010.

RECENT DEVELOPMENT

  On April 18, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of the Company would merge with and into Bayport Restaurant Group, Inc. ("Bayport") resulting in Bayport becoming a wholly-owned subsidiary of the Company (the "Merger"). Bayport operates 17 full-service restaurants under the name "The Crab House" and has four Crab House restaurants under construction. Bayport also operates five take-away seafood restaurants under the name "Capt. Crab's Take-Away." Bayport's Crab House restaurants are located primarily in Florida, with additional locations in Georgia, Mississippi, South Carolina, and Illinois. The four Crab House restaurants currently under construction are located in New York, Tennessee and Maryland. Prior to the Merger, the Company has agreed to loan Bayport up to $11 million to be used by Bayport to continue construction of these four Crab House restaurants. Through May 10, 1996, the Company had funded $1.8 million of such amount. Bayport is currently traded on the Nasdaq National Market under the symbol "PORT." See "The Bayport Acquisition," "Business--Bayport's Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis")--Liquidity and Capital Resources."

  The consummation of the Merger is subject to the satisfaction or waiver of certain significant conditions, including, among others, approval by the stockholders of Bayport, the receipt by the Company of an opinion from its and Bayport's independent public accountants with respect to certain matters relating to the availability of pooling-of-interest accounting treatment for the Merger, the receipt of regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the absence of any material adverse change in the business, results of operations or financial condition of either the Company or Bayport. The consummation of the Merger is not a condition to the completion of this offering. See "Risk Factors--Risks Associated with the Merger." Management anticipates that, if the conditions to the Merger are satisfied or waived, the Merger will be consummated within 30 to 60 days following the completion of this offering.

  Pursuant to the Merger Agreement, the Company would issue approximately 2,033,000 shares of its common stock, $0.01 par value per share (the "Common Stock"), to the holders of Bayport common stock and approximately 112,000 shares of its convertible preferred stock, $0.01 par value per share (the "Preferred Stock"), to the holders of Bayport's convertible preferred stock (the "Bayport Preferred Stock"), in each case subject to certain adjustments. Each share of Preferred Stock is convertible into one share of Common Stock, subject to certain anti-dilution adjustments. In addition, holders of warrants or options to purchase Bayport's common stock (the "Bayport Warrants" and the "Bayport Options," respectively) will, upon consummation of the Merger, be entitled to exercise such Bayport Warrants and Bayport Options at their respective exercise prices, adjusted for the exchange ratio established for the Merger, to acquire shares of Common Stock. See "The Bayport Acquisition."

EXPANSION STRATEGY

  Management believes that the relatively small number of national and regional chain restaurants competing in the seafood segment of the restaurant industry, as compared to other restaurant segments, provides the Company a significant opportunity to capitalize on its high energy, casual dining seafood restaurant concepts. Since 1990, the Company has pursued an accelerated expansion strategy through the opening of new restaurants or the conversion of existing restaurants. The Company has recently entered into the Merger Agreement pursuant to which the Company has agreed to acquire Bayport. As of the beginning of 1995, the Company planned to open approximately 26 restaurants during 1995 and 1996. As of April 16, 1996, all of such restaurants had been opened. The Company's current development plan is to be operating approximately 75 restaurants by December

31, 1997 (excluding restaurants that may be acquired pursuant to the Merger), of which 50 restaurants were open and six restaurants were under construction as of April 16, 1996. If the Merger is not consummated the Company anticipates further accelerating its expansion plans. The number of restaurants actually opened will vary depending upon, among other things, the Company's ability to locate suitable restaurant sites, the Company's ability to obtain satisfactory lease or purchase arrangements for its restaurant locations, the availability of funds to construct and open such restaurants, the Company's ability to obtain on a timely basis all necessary governmental permits to construct and operate such restaurants, the Company's ability to adequately manage the construction or conversion of such restaurants, the Company's ability to hire, train and retain skilled management and other restaurant personnel, general economic conditions and whether the Merger is consummated. See "Risk Factors-- Growth" and "Risk Factors--Risks Associated with the Merger." The Company plans to continue expanding principally through the opening of new restaurants. From time-to-time, the Company will evaluate the strategic acquisition of existing restaurants. Other than its agreement with Bayport, the Company has no present understandings or agreements to acquire any restaurant concepts.

  The Company's main emphasis in 1996 will be to open Landry's Seafood House restaurants and Joe's Crab Shack restaurants, which cater to a more casual clientele. In this connection, the Company will consider the conversion of existing restaurant concepts to Landry's Seafood House or Joe's Crab Shack concepts, as well as acquiring existing restaurants with complementary concepts, such as Bayport. Willie G's restaurants may be opened in areas where another Company restaurant is operating and which management believes can accommodate another quality seafood restaurant or where management believes the demographics better suit this concept.

  The Company's site selection strategy is to locate its restaurants in markets which provide a balanced mix of tourist, convention, business, and residential clientele. A variety of factors are analyzed in the site selection process, including local market demographics, site visibility, aesthetics (including waterfront views), and accessibility and proximity to significant generators of potential customers such as major retail centers, office complexes, hotel concentrations, convention centers, historical areas, and entertainment facilities (stadiums, arenas, theaters, etc.). Management believes that this strategy results in a high volume of new and repeat customers and provides the Company with increased name recognition in new markets.

  Excluding real estate costs and pre-opening expenses, the average cash investment to open the Company's new restaurants in 1995 was approximately $2.6 million. However, the average cash investment for the last seven restaurants opened by the Company was approximately $2.2 million. The Company expects that its average investment for units opened in the future will be further reduced due primarily to an overall reduction of the average unit size from those opened during 1995. However, individual unit investment costs could vary due to a variety of factors. Moreover, average unit investment costs are dependent upon many factors including competition for sites, location, construction costs, unit size and the mix of conversions, build-to-suit and leased locations. The Company currently anticipates that it will continue to purchase a number of its new restaurant locations, which are expected to be more costly than leased locations. The Company intends to fund its expansion from a combination of proceeds from Common Stock offerings, internally generated funds from operations, and borrowings.

                                  THE OFFERING

Common Stock offered by the
 Company...........................   4,000,000 shares
Common Stock offered by the Selling
 Stockholder.......................     500,000 shares
Common Stock to be outstanding       22,214,160 shares(1)
 after this offering...............
Use of proceeds....................  To finance expansion, to repay Bayport's debt if the Merger is consummated, and for
                                     general corporate purposes. See "Use of
                                     Proceeds."
Nasdaq National Market symbol......  LDRY

- --------

(1) Excludes 2,587,880 shares which may be issued to employees and non-employee directors of the Company upon the exercise of options currently outstanding, of which 412,680 are currently exercisable. Also excludes approximately 2,145,000 shares which, assuming an exchange ratio of .2105 shares of Common Stock for each share of Bayport common stock in the Merger and the conversion of the Bayport Preferred Stock, will be issued upon consummation of the Merger. Also excludes approximately 590,000 shares of Common Stock which may be issued upon exercise of all outstanding Bayport Options and Bayport Warrants. The number of shares of Common Stock to be issued pursuant to the Merger may be adjusted under certain circumstances. See "The Bayport Acquisition."

                             SUMMARY FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              THREE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                      MARCH 31,
                         -------------------------------------------------- -----------------------
                                                                                              PRO
                                                                  PRO FORMA                  FORMA
                          1991    1992    1993    1994     1995    1995(1)   1995    1996   1996(1)
                         ------- ------- ------- ------- -------- --------- ------- ------- -------
Income Statement Data
Revenues................ $19,500 $22,435 $34,241 $62,527 $104,017 $157,620  $20,613 $34,819 $53,070
Operating income........   2,371   3,073   4,346   7,885   12,950   15,445    2,635   4,799   5,487
Income before income
 taxes and
 extraordinary gain.....   2,093   3,090   4,289   8,806   14,843   16,994    2,795   4,899   5,388
Provision for income
 taxes(2)(3)............     867   1,112   1,544   3,126    5,259    5,946      992   1,764   1,930
Income before
 extraordinary gain.....   1,226   1,978   2,745   5,680    9,584   11,048    1,803   3,135   3,458
Extraordinary gain(4)...     507     313      --      --       --       --       --      --      --
Net income(3)(4)........ $ 1,733 $ 2,291 $ 2,745 $ 5,680 $  9,584 $ 11,048  $ 1,803 $ 3,135 $ 3,458
                         ======= ======= ======= ======= ======== ========  ======= ======= =======
Net income before
 extraordinary gain per
 share (3)(4)...........         $  0.23 $  0.28 $  0.40 $   0.55 $   0.57  $  0.12 $  0.17 $  0.16
Extraordinary gain per
 share(4)...............            0.03      --      --       --       --       --      --      --
                                 ------- ------- ------- -------- --------  ------- ------- -------
Net income per
 share(3)(4)............         $  0.26 $  0.28 $  0.40 $   0.55 $   0.57  $  0.12 $  0.17 $  0.16
                                 ======= ======= ======= ======== ========  ======= ======= =======
Weighted average number
 of common shares and
 common share
 equivalents
 outstanding(5).........           8,794   9,862  14,126   17,320   19,526   14,850  19,000  21,182

                                                       MARCH 31, 1996
                                              ---------------------------------
                                                          AS        PRO FORMA
                                              ACTUAL  ADJUSTED(6) AS ADJUSTED(7)
                                              ------- ----------  -------------
Balance Sheet Data
Working capital.............................   $4,332  $89,782       $71,944
Total assets................................  142,212  227,662       259,739
Short-term notes payable and current portion
 of long-term
 notes and other obligations................      265      265           265
Long-term notes and other obligations,
 noncurrent.................................      317      317           317
Stockholders' equity........................  127,025  212,475       235,347

- -------

(1) Gives pro forma effect to the Merger for the year ended December 31, 1995 and for the three months ended March 31, 1996 assuming the Merger had been consummated at the beginning of the period. See "The Bayport Acquisition" and "Unaudited Pro Forma Condensed Combined Financial Statements."
(2) See Notes 1 and 3 of Notes to the Consolidated Financial Statements, incorporated herein by reference.
(3) Gives effect in 1992 and 1993 to the pro forma provision for federal and state income taxes as a C corporation on the combined income of the Company, at an effective tax rate of 36%, as a result of the consummation of the initial public offering of Common Stock by the Company in August 1993 (the "Initial Public Offering"), which resulted in the termination of the S corporation status of certain subsidiaries of the Company, as if the Company was subject to federal income taxes for the entire periods.
(4) Gives effect to the pro forma recording in 1992 of an extraordinary gain of $489,133 ($313,000 net of pro forma income taxes) related to the repayment of debt at a discount effective November 20, 1992. During 1991, the Company recognized an extraordinary gain of $506,665 as a result of the tax benefit from the use of net operating loss carryforwards.
(5) See Note 8 of Notes to the Consolidated Financial Statements, incorporated herein by reference.

(6) Adjusted to reflect the sale of 4,000,000 shares of Common Stock by the Company at an assumed offering price of $22.50 per share (the closing price per share on the Nasdaq National Market on May 10, 1996) and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

(7) Gives effect to (i) the sale of 4,000,000 shares of Common Stock by the Company offered hereby at an assumed offering price of $22.50 per share (the closing price per share on the Nasdaq National Market on May 10, 1996) and the application of the estimated net proceeds therefrom and (ii) the Merger as if it had been consummated at March 31, 1996, including the issuance of approximately 2,033,000 shares of Common Stock and approximately 112,000 shares of Preferred Stock to be issued in connection therewith. The actual number of shares of Common Stock and Preferred Stock of the Company to be issued in the Merger is subject to certain adjustments. See "The Bayport Acquisition," "Use of Proceeds," "Capitalization," and "Unaudited Pro Forma Condensed Combined Financial Statements."

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus and incorporated herein by reference, prospective investors should carefully consider the following factors in evaluating an investment in the shares of Common Stock offered by this Prospectus.

GROWTH

  The Company has pursued an accelerated expansion strategy since 1990. The Company has agreed to acquire Bayport in the Merger, subject to the satisfaction of certain conditions, and the Company will continue to consider other possible strategic acquisitions. As of the beginning of 1995, the Company planned to open approximately 26 restaurants during 1995 and 1996. As of April 16, 1996, all of such restaurants had been opened. The Company's current development plan is to be operating approximately 75 restaurants by December 31, 1997 (excluding restaurants that may be acquired pursuant to the Merger), of which 50 restaurants were open and six restaurants were under construction as of April 16, 1996. There can be no assurance that the new and acquired restaurants will perform in accordance with management's expectations, or that the Company will not encounter unanticipated problems or liabilities in connection with the new restaurants. Many of its new restaurants will be in geographic markets in which the Company has limited or no previous operating experience. There can be no assurance that the Company will be successful in opening the number of restaurants anticipated in a timely manner, or that, if opened, those restaurants will be operated profitably. Further, there can be no assurance that the Bayport restaurants and other operations proposed to be acquired by the Company pursuant to the Merger can be operated profitably by the Company.

  The Company's ability to expand the number of its restaurants will depend upon a number of factors, including the selection and availability of suitable restaurant sites, the negotiation of acceptable lease or purchase terms, the securing of required governmental permits and approvals, the adequate supervision of construction, the hiring, training, and retaining of skilled management and other personnel, the availability of adequate financing, general economic conditions, and other factors, many of which are beyond the control of the Company. The Company's approach to opening new restaurants has been to control its required investment by developing its own in-house construction and development capabilities as general contractor and to lease a substantial number of its restaurant sites. The Company currently anticipates that it will continue to purchase in fee a number of its new restaurant locations, which are expected to be more costly than leased locations. In view of its planned growth, increased competition for sites and inherent uncertainties of construction costs, there can be no assurance that the Company's required net investment for leased or fee owned units will not be higher in the future. See "Business--Expansion Strategy" and "Business--Unit Economics."

  Since 1989, the Company has experienced rapid growth in revenues, restaurant level profit, and net income. In view of its limited operating history, the Company remains vulnerable to a variety of business risks generally associated with young, rapidly growing companies. Failure to continue to upgrade operating and financial controls and systems or unexpected difficulties encountered during expansion could adversely affect the Company's business, financial condition, and results of operation. Although the Company believes that its systems and controls are adequate to address its current needs, there can be no assurance that such systems and controls will be adequate to sustain future growth.

RISKS ASSOCIATED WITH THE MERGER

  Uncertainty as to Future Financial Results. The Company believes that the Merger will offer opportunities for long-term efficiencies in operations that should positively affect future operating results of the combined operations of the Company and Bayport. However, the combined companies will be more complex and diverse than the Company individually, and the combination and continued operation of their distinct business operations will present difficult challenges for the Company's management due to the increased time and resources required in the management effort. While management and the Board of Directors of the Company believe that the combination can be effected in a manner which will realize the value of the two companies, management has no experience in combinations of this size. See "Management's Discussion and Analysis."

  Following the Merger, in order to maintain and increase profitability, the combined companies will need to successfully integrate and streamline overlapping functions. The Company and Bayport have different systems and procedures in many operational areas which must be rationalized and integrated. There can be no assurance that integration will be successfully accomplished. The difficulties of such integration may be increased by the necessity of coordinating geographically separate organizations. The integration of certain operations following the Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined companies. Failure to effectively accomplish the integration of the two companies' operations could have an adverse effect on the Company's results of operations and financial condition.

  Merger Expenses. Transaction costs relating to the negotiation of, preparation for, and consummation of the Merger and the anticipated combination of certain operations of the Company and Bayport are expected to result in a one-time charge to the Company's earnings. Although it will not be feasible to determine the actual amount of the charge until the operational and transaction plans are completed, management of the Company believes that the charge will be between $8.0 million and $10.0 million before taxes, although such amount may be increased by unanticipated additional costs or expenses incurred in connection with, or caused by, the Merger. See "Unaudited Pro Forma Condensed Combined Financial Statements." This charge, the actual amount of which will be based, in part, on future developments arising from the change of control of Bayport, is expected to include the estimated costs associated with workforce reductions, contractual payment obligations and other restructuring activities, fees and expenses payable to financial advisors, legal fees and other transaction expenses related to the Merger. While the exact timing of this charge cannot be determined at this time, management of the Company anticipates that this charge to earnings will be recorded primarily in the quarter in which the Merger is consummated (expected to be the third quarter of 1996). In addition, there can be no assurance that the Company will not incur additional charges in subsequent quarters to reflect costs associated with the Merger and the integration of the Company's and Bayport's operations.

  Potential Dilution to Existing Stockholders. If the Merger is consummated, the Company would issue a substantial number of shares of Common Stock and Preferred Stock to holders of shares of common stock and preferred stock of Bayport, and the Company would be obligated to issue additional shares of Common Stock following the Merger upon conversion of the Preferred Stock that would be issued in the Merger as well as upon exercise of Bayport Options and Bayport Warrants that would become exercisable for shares of Common Stock in connection with the Merger. Based on an assumed exchange ratio of .2105 shares of Common Stock of the Company to be issued for each share of Bayport common stock outstanding, the Company would issue approximately 2,033,000 shares of Common Stock in the Merger in exchange for outstanding shares of Bayport common stock and would be obligated to issue approximately 702,000 additional shares of Common Stock upon the conversion of Preferred Stock issuable in the Merger and upon exercise of Bayport Options and Bayport Warrants. Based on such assumed exchange ratio, the aggregate of 2,735,000 shares of Common Stock issuable in connection with the Merger would represent approximately 11.3% of the number of shares of Common Stock to be outstanding upon completion of this offering (assuming no exercise of the Underwriters' over-allotment option). The actual number of shares of Common Stock that would be issued in the Merger is subject to certain adjustments. See "The Bayport Acquisition." Pursuant to the Merger Agreement, if the Average Market Price (as defined in the Merger Agreement) of the Common Stock of the Company for the five trading days prior to the second business day prior to the consummation of the Merger is less than $15 per share, the number of shares of Common Stock that would be issued in the Merger in exchange for common stock of Bayport would be increased.

  Shares Eligible for Public Sale. Sales of substantial amounts of Common Stock in the public market after the consummation of the Merger could adversely affect prevailing market prices. The approximately 2,033,000 shares of Common Stock (assuming an exchange ratio of .2105) to be issued in the Merger will be eligible for immediate sale in the public market, subject to certain limitations under the Securities Act of 1933, as amended (the "Securities Act"), applicable to affiliates of Bayport. In addition, approximately 444,000 shares of Common Stock issuable upon the exercise of Bayport Options, approximately 146,000 shares of Common Stock issuable upon exercise of Bayport Warrants and approximately 112,000 shares of Common Stock issuable upon conversion of the Bayport Preferred Stock, in each case assuming an exchange ratio of .2105, are anticipated to be eligible for sale pursuant to Registration Statements on Forms S-3 and S-8 following the Merger. Pursuant to the Merger Agreement, if the Average Market Price (as defined in the Merger Agreement) is less than $15 per share, the number of shares of Common Stock issuable pursuant to the Merger, and therefore the number of shares of Common Stock that may be immediately sold in the public market would be increased.

  Closing of the Merger. The closing of this offering is not conditioned upon the closing of the Merger, which is subject to the conditions contained in the Merger Agreement. Many of these conditions are beyond the control of the Company. Although the Company believes that such conditions will be satisfied or waived, there can be no assurance that the closing of the Merger will occur. The consummation of the Merger is subject to the satisfaction of certain significant conditions, including, among others, approval by the stockholders of Bayport, the receipt by the Company of an opinion from its and Bayport's independent public accountants with respect to certain matters relating to the availability of pooling-of-interests accounting treatment for the Merger, the receipt of regulatory approval under the HSR Act and the absence of any material adverse change in the business, results of operations or financial condition of either the Company or Bayport. In addition, the Merger Agreement may be terminated by either party if the closing does not occur by December 31, 1996. See "The Bayport Acquisition."

  If the closing of the Merger does not occur, the Company will not succeed to the business and operations of Bayport and, accordingly, the business and operations of the Company will not include any of the business and operations of Bayport described in this Prospectus, except as discussed below. In such event, the Company would have loaned up to $11 million to Bayport, which under certain circumstances Bayport may not be able or willing to repay. In such event, the Company would be required to acquire, in full satisfaction of such loan, certain restaurants which secure such loan. In addition, the Company would be required to take a one-time charge to earnings to reflect the costs of the payment of certain amounts relating to the Merger but would not have increased revenues or earnings from the Bayport restaurants to offset such charge. See "The Bayport Acquisition," "Management's Discussion and Analysis-- Introduction" and "Unaudited Pro Forma Condensed Combined Financial Statements."

LIMITED OPERATING HISTORY

  A significant number of the Company's restaurants have been open for less than two years. Consequently, the earnings achieved to date by such restaurants may not be indicative of future operating results.

GEOGRAPHIC CONCENTRATION

  Of the Company's existing and planned restaurants, including the Bayport restaurants, a majority are concentrated in the southern half of the United States. Giving effect to the Merger, as of April 16, 1996, 39 restaurants would have been located in Texas and Florida. See "Business--Restaurant Locations" and "Business--Bayport's Business." Accordingly, the Company's results of operations may be adversely affected by economic conditions in those regions and other geographic areas into which the Company may expand. Also, given the Company's present geographic concentration, adverse publicity relating to the Company's restaurants could have a more pronounced adverse effect on the Company's overall sales than might be the case if the Company's restaurants were more broadly dispersed. In addition, in view of the location of many of the Company's existing and planned restaurants in the Gulf Coast area from Texas to Florida, the Company is particularly susceptible to damage caused by hurricanes or other severe weather conditions. While the Company maintains business interruption insurance, there can be no assurance that if a severe hurricane or other natural disaster should affect the Company's geographical areas of operations, the Company would be able to maintain its current level of operations or profitability.

SEAFOOD SUPPLY AND QUALITY

  In the recent past, certain types of seafood have experienced fluctuations in supply availability. The Company has in the past utilized several seafood suppliers and has not experienced any difficulty in obtaining adequate supplies of fresh seafood on a timely basis. In addition, some types of seafood have been subject to adverse publicity due to certain levels of contamination at their source, which can adversely affect both supply and market demand. The Company maintains an in-house inspection program for its seafood purchases and in the past has not experienced any detriment from contaminated seafood. However, the Company can make no assurances that in the future either seafood contamination or inadequate supplies of seafood might not have a significant and materially adverse effect on the Company's operations and profitability.

CHANGES IN FOOD AND OTHER COSTS

  The Company's profitability is dependent on its ability to anticipate and react to increases in food, labor, employee benefits, and similar costs over which the Company has limited or no control. Specifically, the Company's dependence on frequent deliveries of fresh seafood and produce subjects it to the risk of possible shortages or interruptions in supply caused by adverse weather or other conditions which could adversely affect the availability and cost of such items. The Company's business may also be affected by inflation. In the past, management has been able to anticipate and avoid any adverse effect on the Company's profitability from increasing costs through its purchasing practices and menu price adjustments, but there can be no assurance that it will be able to do so in the future.

RESTAURANT INDUSTRY AND COMPETITION

  The restaurant industry is affected by changes in consumer tastes and by national, regional, and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as traffic patterns, demographic considerations, and the type, number, and location of competing restaurants. The restaurant industry is intensely competitive based on the type and quality of food offered, location, and other factors. The Company has many well established competitors with substantially greater financial resources and longer histories of operation than the Company, including competitors already established in regions into which the Company is planning to expand, as well as competitors planning to expand in the same regions. The Company faces competition from mid-priced, full-service, casual dining restaurants offering seafood and other types and varieties of cuisine. The Company's competitors include national, regional, and local chains as well as local owner-operated restaurants. The Company also competes with other restaurants and retail establishments for sites.

DEPENDENCE ON CHIEF EXECUTIVE OFFICER AND OTHER EMPLOYEES

  The Company believes that the development of its business has been, and will continue to be, dependent on Tilman J. Fertitta, the Chief Executive Officer, President, and Chairman of the Board of the Company, and other key executive employees. The loss of Mr. Fertitta's services could have a material adverse effect upon the Company's business and development, and there can be no assurance that an adequate replacement could be found for Mr. Fertitta in the event of his unavailability. Mr. Fertitta has entered into an Employment Agreement with the Company expiring December 31, 1996, subject to renewal. The Company's continued growth will also depend on its ability to attract and retain additional skilled management personnel. See "Business--Management and Employees."

CONTROL BY MANAGEMENT AND PRINCIPAL STOCKHOLDER

  Following the completion of this offering, Mr. Fertitta, the principal stockholder of the Company, will beneficially own, in the aggregate, approximately 18.5% of the outstanding Common Stock. As a result he may have significant ability to influence the election of the Board of Directors of the Company and the direction of the affairs of the Company. See "Management" and "Principal and Selling Stockholder."

GOVERNMENT REGULATION

  The restaurant industry is subject to extensive state and local government regulation relating to the sale of food and alcoholic beverages and to sanitation, public health, fire and building codes. Termination of the liquor license for any restaurant would adversely affect the revenues of that restaurant. Restaurant operating costs are also affected by other government actions that are beyond the Company's control, including workers' compensation insurance rates, and unemployment and other taxes. At the federal level, there are proposals under consideration to increase the minimum hourly wage requirements. These and other initiatives could adversely affect the Company as well as the restaurant industry in general. Difficulties or failures in obtaining required licensing or other regulatory approvals could delay or prevent the opening of a new restaurant. Although seafood is not currently subject to a comprehensive nationwide program of inspection by the Food and Drug Administration ("FDA"), the FDA has in the past proposed such a program for inspection of seafood suppliers and processors, but not retail sellers such as restaurants. If such a program were to be implemented, the Company's seafood costs could increase due to the increased expense to seafood suppliers and processors in complying with such a program. The suspension of, or inability to renew, a license could interrupt operations at an existing restaurant, and the inability to retain or renew such licenses would adversely affect the operations of such restaurant.

TAX LIABILITIES

  The State of Texas currently imposes a franchise tax on each corporation that is organized or does business in the State of Texas at a rate, in general, of 4.5% of such entity's reported federal taxable income. A portion of the Company's revenues are utilized to pay licensing and management fees to certain of the Company's subsidiaries. The income received by certain of these subsidiaries is not subject to Texas franchise tax under current state law. However, there can be no assurance that the state of Texas might not attempt to enact legislation or assert positions which would attempt to assess additional franchise tax payments on the Company's operations. In the event of any assessment, the Company's income and results of operations could be affected up to the amount of the tax imposed.

WORKERS' COMPENSATION

  Like a large number of companies operating in Texas, including many restaurant companies, the Company does not subscribe to the workers' compensation insurance program in Texas. As such, the Company's employees have the right to sue the Company for negligence, and the Company may not assert contributory negligence and certain other defenses. In addition, employees might be able to recover compensatory and punitive damages in such actions that would not be available to them if the Company subscribed to the workers' compensation insurance program in Texas. However, the Company maintains excess employer's occupational injury insurance to cover large losses. Prior to 1989, the Company subscribed to the workers' compensation insurance program. Since 1989, the Company has had a limited number of lawsuits by employees in connection with workers' compensation claims and the results of such lawsuits, individually and collectively, have not had a material adverse effect upon the Company's results of operations.

STOCK PRICE VOLATILITY

  The Common Stock has been traded on the Nasdaq National Market since the Initial Public Offering, and the market price of the Common Stock has risen substantially since such time. In the future, the market price of the Common Stock could fluctuate substantially due to a variety of factors, including quarterly operating results of the Company or other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters, or other developments affecting the Company or its competitors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to continue its accelerated expansion strategy (including the consummation of the Merger), changes in costs of food, labor, and employee benefits, the ability of the Company to continue to acquire prime locations at acceptable lease or purchase terms, as well as general market conditions, competition, and pricing. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                            THE BAYPORT ACQUISITION

  On April 18, 1996, the Company and Landry's Acquisition, Inc., a wholly-owned subsidiary of the Company, entered into the Merger Agreement with Bayport. Pursuant to the Merger Agreement, Landry's Acquisition, Inc. would be merged with and into Bayport with the result that Bayport would become a wholly-owned subsidiary of the Company. The Merger is expected to be a tax-free exchange for the stockholders of Bayport. Bayport operates 17 casual, full-service restaurants under the name "The Crab House," has four Crab House restaurants in various stages of construction, and has leases on three additional restaurant sites. Bayport also operates five take-away seafood restaurants under the name "Capt. Crab's Take-Away." Bayport's restaurants are located primarily in Florida, with additional locations in Georgia, Mississippi, South Carolina and Illinois. The restaurants currently under construction are located in New York City, the metropolitan New York area, Baltimore, Maryland and Nashville, Tennessee. See "Business--Bayport's Business." Management expects the Merger to be consummated within 30 to 60 days after completion of this offering if the conditions specified in the Merger Agreement have been satisfied or waived, unless the Merger Agreement is earlier terminated.

THE MERGER AGREEMENT

  Pursuant to the Merger, the Company (i) would issue approximately 2,033,000 shares of Common Stock, calculated pursuant to an exchange ratio (the "Exchange Ratio") of .2105 shares of Common Stock for each share of Bayport common stock, to the holders of Bayport's common stock and (ii) would issue approximately 112,000 shares of Preferred Stock to the holders of Bayport Preferred Stock on the basis of a fraction of a share of Preferred Stock for each share of Bayport Preferred Stock, which fraction is equal to the Exchange Ratio divided by four, in each case subject to adjustment as described below. The shares of Preferred Stock to be issued in the Merger would be convertible into an equal number of shares of Common Stock. In addition, approximately 146,000 shares of Common Stock would be issuable upon the exercise of Bayport Warrants and approximately 444,000 shares of Common Stock would be issuable upon exercise of Bayport Options. The Merger will be accounted for as a pooling-of-interests. The Exchange Ratio is subject to downward adjustment at the closing in the event that projected construction and/or pre-opening costs, calculated separately, of certain Bayport restaurants currently being constructed exceed a stipulated amount. In addition, the Exchange Ratio is subject to adjustment depending upon whether or not the Average Market Price (as defined in the Merger Agreement) of the Common Stock exceeds $22 per share or is less than $15 per share. If the Average Market Price is greater than $22, the Company will issue less shares than as set forth above, and if the Average Market Price is less than $15, the Company will issue more shares than set forth above. At the closing, the Exchange Ratio will be fixed to reflect all of such adjustments. A Proxy Statement/Prospectus relating to the proposed Merger and the registration under the Securities Act of the Common Stock to be issued in connection therewith will be filed with the Securities and Exchange Commission (the "Commission") and is expected to be distributed to Bayport's stockholders on or about the time this offering is made.

  The consummation of the Merger is subject to certain significant conditions contained in the Merger Agreement, many of which are beyond the control of the Company. The conditions to the consummation of the Merger include, among others, (i) approval by the stockholders of Bayport, (ii) receipt by the Company of an opinion from its and Bayport's independent public accountants with respect to certain matters relating to the availability of pooling-of-interest accounting treatment for the Merger, (iii) the declaration of effectiveness by the Commission of a Registration Statement relating to the Common Stock to be issued by the Company in the Merger, (iv) the receipt of regulatory approval under the HSR Act, (v) the receipt by Bayport of a tax opinion from its outside counsel with respect to the non-taxable nature of the Merger for the stockholders of Bayport, (vi) the absence of any material adverse change in the business, results of operations or financial condition of either the Company or Bayport, (vii) the accuracy of representations and warranties of the Company and Bayport set forth in the Merger Agreement,
(viii) no withdrawal of the fairness opinions rendered by the financial advisors of the Company and Bayport with respect to the fairness of the terms of the Merger to the stockholders of the Company and Bayport, respectively,
(ix) the release from third parties of Bayport's lease obligations with respect to two restaurants and (x) the receipt of certain legal opinions from the outside counsel of each of the Company and Bayport.

  The Merger Agreement may be terminated and the Merger abandoned at any time prior to the consummation of the Merger as follows: (i) by mutual consent of the Boards of Directors of Bayport and the Company, (ii) by the Board of Directors of either Bayport or the Company if there has been a material breach by the other of any representation or warranty in the Merger Agreement or of any covenant in the Merger Agreement which is not, or cannot be, cured within 15 days after written notice thereof, (iii) by the Board of Directors of either the Company or Bayport if the conditions to closing set forth in the Merger Agreement are not met or waived by December 31, 1996, or the Merger has not occurred by such date (except that neither Bayport nor the Company shall be entitled to terminate if such party is in willful and material violation of the Merger Agreement), (iv) by the Board of Directors of either the Company or Bayport, if any required approval of the stockholders of Bayport shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Bayport stockholders and (v) if a governmental authority shall have issued a final and nonappealable order or ruling enjoining, restraining or otherwise prohibiting the Merger. If the Merger Agreement is terminated by Bayport's Board of Directors because it has received a Superior Proposal (as defined in the Merger Agreement) for Bayport, or because of Bayport's failure to satisfy certain conditions to closing set forth in the Merger Agreement, Bayport must pay to the Company a fee in cash in an amount equal to the product of the closing sale price of the Common Stock on the day of termination of the Merger Agreement multiplied by the number of shares of Common Stock which would have been issued or reserved for issuance if the Merger had been consummated, plus any Bayport debt on such day (the "Deal Value") multiplied by 2.5%, plus all expenses including legal, accounting and tax expenses, incurred by the Company in connection with the Merger Agreement (the "Expenses") or, if the Merger Agreement is terminated by the Company because of Bayport's inability to obtain approval of the Merger by its stockholders, or for other reasons set forth in the Merger Agreement, Bayport's obligations shall be equal to the Deal Value multiplied by 1.5%, plus Expenses. The Merger Agreement further provides that in the event Bayport terminates the Merger Agreement because of the receipt of a Superior Proposal, the Company will be required to acquire the ownership of the restaurants securing the Bayport Loan (defined below) by paying the Bayport Collateral Payment Amount (defined below).

  The Company has also entered into a loan agreement (the "Loan Agreement") with Bayport pursuant to which the Company has agreed to loan to Bayport up to $11 million (the "Bayport Loan") to be used by Bayport to finance the continued construction of four Crab House restaurants, in various stages of construction. Outstanding indebtedness under the Loan Agreement will bear interest at the prime rate, as published in the Wall Street Journal, plus 2% and will be secured by various Bayport restaurants (the "Collateral"). Through May 10, 1996, the Company had funded $1.8 million under the Bayport Loan. Pursuant to the Loan Agreement, if the Merger Agreement is terminated for any reason (other than the receipt of a Superior Proposal), Bayport will have the opportunity to repay the loan amount for 120 days, during which time the Company has agreed to take no action against Bayport. If Bayport has not repaid any of the principal balance of the Bayport Loan, together with accrued but unpaid interest at the end of such period, the Company will be required to acquire, in full consideration and repayment of the then outstanding Bayport Loan amount, the Collateral and, in connection therewith, to pay to the lenders under Bayport's revolving credit and term loan facility, an amount equal to the unfunded balance of the Bayport Loan, less accrued but unpaid interest thereon, certain fees and expenses and the unfunded advances that would otherwise be required to be made with respect to two Bayport restaurants currently under construction (the "Bayport Collateral Payment Amount"). Pursuant to the Merger Agreement, if the Merger Agreement is terminated by Bayport because of the receipt of a Superior Proposal, the Company will be required to immediately acquire the Collateral by paying the Bayport Collateral Payment Amount. See "Management's Discussion and Analysis-- Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

PRICE RANGE OF COMMON STOCK

  The Company effected its Initial Public Offering of Common Stock on August 18, 1993, at a price to the public of $6.00 per share (adjusted for the Company's 2-for-1 stock split effected in June 1995). Since that date, the Common Stock has been traded on the Nasdaq National Market. As of May 10, 1996, there were approximately 157 stockholders of record of the Common Stock and the Company estimates that there are in excess of 6,000 beneficial owners.

  The table below sets forth, for the periods indicated, the high and low sale prices as reported on the Nasdaq National Market for the Common Stock since January 1, 1994.

                                                                   HIGH   LOW
                                                                  ------ ------
      1994
      First Quarter.............................................. $13.75 $10.50
      Second Quarter.............................................  13.00   8.63
      Third Quarter..............................................  12.75   8.75
      Fourth Quarter.............................................  15.38  10.13
      1995
      First Quarter.............................................. $15.75 $12.75
      Second Quarter.............................................  22.25  14.88
      Third Quarter..............................................  22.00  16.00
      Fourth Quarter.............................................  18.25  12.50
      1996
      First Quarter.............................................. $19.75 $14.00
      Second Quarter (through May 10, 1996)......................  25.50  17.50

  On May 10, 1996, the closing sale price of the Common Stock as reported by the Nasdaq National Market was $22.50 per share.

DIVIDEND POLICY

  The Company's Board of Directors does not anticipate payment of any cash dividends in the foreseeable future and intends to maintain a policy of retaining earnings for reinvestment in the Company's operations. The payment of cash dividends in the future will depend upon the Company's earning levels, capital requirements, financial condition, and other factors deemed relevant by the Board of Directors.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company hereby are estimated to be $85,450,000 ($99,954,062 if the over-allotment option is fully exercised and provided for solely by the Company) assuming a public offering price of $22.50 per share (the closing price of the Common Stock on May 10, 1996). The Company intends to use the net proceeds to finance the development or acquisition of additional restaurants and for general corporate purposes. If the Merger is consummated, the Company currently anticipates utilizing approximately $18 million of the proceeds to repay the outstanding amounts owed by Bayport under revolving credit and term loans (the "Revolving Loans") to certain banks. Such Revolving Loans bear per annum interest at a bank's base rate plus one-half percent for approximately $16 million and at the prime rate published by The Wall Street Journal plus 1% for the remaining $2 million. The Revolving Loans terminate on December 14, 2001 and are secured by substantially all of the assets of Bayport. The Revolving Loans were incurred to fund Bayport's working capital requirements in connection with Bayport's restaurant expansion. In connection with the Company's agreement to fund the Bayport Loan the banks have waived all defaults that may occur through December 31, 1996, so long as the Merger Agreement remains in effect and all required payments of interest on the Revolving Loans are made. In addition, if the Merger is consummated, the Company will utilize approximately (i) $1.2 million to repay a note due to a related party of Bayport which is payable in monthly installments of $7,861 and a final payment of $951,195 in April 1999, and which bears interest at 1.5% over a designated bank's prime rate; (ii) $0.8 million of other indebtedness; and (iii) up to $11.0 million to repay amounts drawn on the Company's line of credit which will be utilized to fund the Bayport Loan.

  The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder.

                                CAPITALIZATION

  The following table sets forth the short-term debt and the capitalization of the Company as of March 31, 1996, (i) on an actual basis, (ii) on an as adjusted basis to reflect the sale of 4,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $22.50 per share (based on the closing price of the Common Stock on May 10, 1996), and (iii) on a pro forma as adjusted basis to give effect to the sale of 4,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $22.50 per share (based on the closing price of the Common Stock on May 10, 1996) and to reflect the Merger, including the issuance of approximately 2,033,000 shares of Common Stock and approximately 112,000 shares of Preferred Stock on March 31, 1996 to be issued in connection therewith (based on an assumed Exchange Ratio of .2105), and to reflect the repayment of approximately $20.0 million of Bayport debt, as if the Merger had occurred at March 31, 1996. The actual number of shares of Common Stock and Preferred Stock of the Company to be issued in the Merger is subject to certain adjustments. See "The Bayport Acquisition," "Use of Proceeds," and "Unaudited Pro Forma Condensed Combined Financial Statements."

                                                      MARCH 31, 1996(1)(2)
                                                --------------------------------
                                                                      PRO FORMA
                                                 ACTUAL  AS ADJUSTED AS ADJUSTED
                                                -------- ----------- -----------
Short-term notes payable and current
 portion of long-term notes and other
 obligations..................................  $    265  $    265    $    265
                                                ========  ========    ========
Long-term notes and other obligations,
 noncurrent...................................  $    317  $    317    $    317
Stockholders' equity:
 Preferred Stock, $0.01 par value; 2,000,000
  shares authorized; actual and as adjusted:
  none outstanding; pro forma as adjusted:
  112,433 shares outstanding..................        --        --           1
 Common Stock, $0.01 par value; 30,000,000
  shares authorized; actual: 18,204,220 shares
  outstanding; as adjusted: 22,204,220 shares
  outstanding; pro forma as adjusted:
  24,236,724 shares outstanding (1)(2)........       182       222         242
 Additional paid-in capital...................   107,921   193,331     215,468
 Retained earnings............................    18,922    18,922      20,065
 Notes receivable from officers...............        --        --        (429)
                                                --------  --------    --------
 Total stockholders' equity...................   127,025   212,475     235,347
                                                --------  --------    --------
  Total capitalization........................  $127,342  $212,792    $235,664
                                                ========  ========    ========

- --------

(1) Excludes 2,597,820 shares of Common Stock reserved for issuance upon exercise of options pursuant to the Company's stock option plans as of March 31, 1996.

(2) On a pro forma as adjusted basis excludes 444,471 shares of Common Stock issuable upon the exercise of Bayport Options, 145,575 shares of issuable upon exercise of Bayport Warrants and 112,433 shares of Common Stock issuable upon conversion of the Bayport Preferred Stock (based on an assumed Exchange Ratio of .2105).

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected consolidated financial information presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1995, and each of the three-month periods ended March 31, 1995 and 1996, is derived from the consolidated financial statements of the Company. The consolidated financial statements as of the end of, and for each of the years in the five-year period ended December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements as of and for the three-month periods ended March 31, 1995 and 1996 have not been audited, but, in the opinion of management, such financial statements include all material adjustments (which were normal recurring adjustments) necessary for fair presentation. The following selected consolidated financial information should be read in conjunction with the Company's consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein, or incorporated by reference.

                                                                          THREE MONTHS
                                  YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                          --------------------------------------------  -----------------
                           1991     1992     1993     1994      1995     1995      1996
                          -------  -------  -------  -------  --------  -------  --------
Income Statement Data
Revenues................  $19,500  $22,435  $34,241  $62,527  $104,017  $20,613  $ 34,819
Operating costs and
 expenses:
 Cost of sales..........    6,120    6,852   10,459   19,273    31,631    6,373    10,476
 Restaurant labor.......    4,831    5,519    8,593   15,717    26,717    5,261     8,874
 Other restaurant
  operating expenses....    4,644    5,136    7,788   13,980    22,571    4,421     7,265
 Depreciation and
  amortization..........      499      630    1,194    2,891     5,513    1,042     2,133
 General and
  administrative
  expenses..............    1,035    1,225    1,861    2,781     4,635      881     1,272
                          -------  -------  -------  -------  --------  -------  --------
 Total operating costs
  and expenses..........   17,129   19,362   29,895   54,642    91,067   17,978    30,020
                          -------  -------  -------  -------  --------  -------  --------
Operating income........    2,371    3,073    4,346    7,885    12,950    2,635     4,799
Other (income) expense:
 Interest (income)
  expense, net..........      206      276      187     (960)   (1,948)    (176)     (158)
 Other, net.............       72     (293)    (130)      39        55       16        58
                          -------  -------  -------  -------  --------  -------  --------
 Total other (income)
  expense, net..........      278      (17)      57     (921)   (1,893)    (160)     (100)
Income before income
 taxes and extraordinary
 gain...................    2,093    3,090    4,289    8,806    14,843    2,795     4,899
Provision for income
 taxes (pro forma in
 1992 and 1993)(1)......      867    1,112    1,544    3,126     5,259      992     1,764
                          -------  -------  -------  -------  --------  -------  --------
Income before
 extraordinary gain.....    1,226    1,978    2,745    5,680     9,584    1,803     3,135
Extraordinary gain (pro
 forma in 1992)(2)......      507      313       --       --        --       --        --
                          -------  -------  -------  -------  --------  -------  --------
Net income(3)...........  $ 1,733  $ 2,291  $ 2,745  $ 5,680  $  9,584  $ 1,803  $  3,135
                          =======  =======  =======  =======  ========  =======  ========
Net income before
 extraordinary gain per
 share (pro forma
 in 1992 and 1993)(3)...           $  0.23  $  0.28  $  0.40  $   0.55  $  0.12  $   0.17
Extraordinary gain per
 share (pro forma in
 1992)(2)...............              0.03       --       --        --       --        --
                                   -------  -------  -------  --------  -------  --------
Net income per share
 (pro forma in 1992 and
 1993)(3)...............           $  0.26  $  0.28  $  0.40  $   0.55  $  0.12  $   0.17
                                   =======  =======  =======  ========  =======  ========
Weighted average number
 of common shares and
 common shares
 equivalents outstanding
 (pro forma in 1992 and
 1993)(4)...............             8,794    9,862   14,126    17,320   14,850    19,000
Balance Sheet Data (at
 end of period)
Working capital
 (deficit)..............  ($1,922) ($1,472) $ 3,661  $14,877  $  8,521           $  4,332
Total assets............    7,105   10,449   24,921   71,141   140,001            142,212
Short-term notes payable
 and current portion of
 long-term
 notes and other
 obligations............    2,089    2,375      669      271       299                265
Long-term notes and
 other obligations,
 noncurrent.............    1,677    1,731    1,793      716       368                317
Stockholders' equity....      845    3,385   18,422   61,959   122,210            127,025

- -------
(1) Income taxes for 1992 and 1993 reflect a pro forma provision for income taxes as a C corporation. See Notes 1 and 3 of Notes to the Consolidated Financial Statements, incorporated herein by reference.
(2) During 1992, the Company recorded an extraordinary gain of $489,133 ($313,000 net of pro forma income tax) related to the repayment of debt at a discount effective November 20, 1992. During 1991, the Company recognized an extraordinary gain of $506,665 as a result of the tax benefit from the use of net operating loss carryforwards.
(3) Reflects pro forma net income and extraordinary gain per share in 1992 and 1993 after a pro forma provision for income taxes. See Notes 1 and 3 of Notes to the Consolidated Financial Statements, incorporated herein by reference.
(4) See Note 8 of the Notes to the Consolidated Financial Statements, incorporated herein by reference.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  A reduced income tax provision was made in 1993 as discussed in the Notes to the Consolidated Financial Statements, incorporated herein by reference. For comparative purposes, pro forma income taxes are reflected as if the Company and all of its corporate subsidiaries were C corporations.

  The Company's operations may be impacted by changes in federal tax and other governmental policies which affect the deductibility of business and entertainment expenses and levels of disposable income. The Revenue Reconciliation Act of 1993 included matters which could impact the restaurant business and the Company's operations. These included a reduction in the business tax deduction available for restaurant meals, as well as an increase in the tax rate for individuals, with a greater increase for those persons who are in the higher income bracket and, therefore, could reasonably be expected to eat in the Company's restaurants on a more frequent basis. The Company can make no prediction as to the ultimate effect of the Revenue Reconciliation Act of 1993 on the Company's business and operations; however, the Company does not believe the Revenue Reconciliation Act of 1993 will significantly affect its on-going business. Additionally, on-going proposals mandating medical and parental leave benefits, requiring employers to provide health insurance to part-time employees and increases in the federal or certain states' minimum wage will, if enacted, increase the Company's employee costs.

  If the Merger is consummated, the Company would recognize a one-time charge that it believes will be approximately $8.0 million to $10.0 million. This charge would be recorded in the quarter in which the Merger is consummated (expected to be the third quarter of 1996). The actual expenses would be significant for such quarter. In addition, the Company's restaurant base would increase significantly through the acquisition of the Bayport restaurants pursuant to the Merger. Such restaurants have materially different profit margins, costs to construct, costs of sales as percentages of restaurant sales, operating expenses, and other restaurant performance factors than the Company's restaurants. The Company would attempt to reduce construction and operating costs of the Bayport restaurants without reducing the quality of their service or food. However, there can be no assurances that the Company would be able to operate the Bayport restaurants in a manner that is different from the way such restaurants are currently being constructed and operated. As a result, the Company's profit margin, cost to construct, cost of sales as percentages of restaurant sales, operating expenses and other restaurant performance factors may be materially different than the Company's on a stand-alone basis and the margins reflected on a pro forma basis herein.

RESULTS OF OPERATIONS

  The following table sets forth the percentage relationship to total revenues of certain income statement data, for the periods indicated:

                                                                    THREE
                                                                   MONTHS
                                               YEAR ENDED        ENDED MARCH
                                              DECEMBER 31,           31,
                                            -------------------  ------------
                                            1993   1994   1995   1995   1996
                                            -----  -----  -----  -----  -----
Revenues................................... 100.0% 100.0% 100.0% 100.0% 100.0%
Operating costs and expenses:
  Cost of sales............................  30.5   30.8   30.4   30.9   30.1
  Restaurant labor.........................  25.1   25.1   25.7   25.5   25.5
  Other restaurant operating expenses......  22.8   22.4   21.7   21.4   20.9
  Depreciation and amortization............   3.5    4.6    5.3    5.1    6.1
  General and administrative expenses......   5.4    4.4    4.5    4.3    3.7
                                            -----  -----  -----  -----  -----
    Total operating costs and expenses.....  87.3   87.3   87.6   87.2   86.3
                                            -----  -----  -----  -----  -----
Operating income...........................  12.7   12.7   12.4   12.8   13.7
                                            -----  -----  -----  -----  -----
Other (income) expense:
  Interest (income) expense, net...........   0.5   (1.5)  (1.8)  (0.8)  (0.5)
  Other, net...............................  (0.3)   0.1     --    0.1    0.2
                                            -----  -----  -----  -----  -----
    Total other (income) expense, net......   0.2   (1.4)  (1.8)  (0.7)  (0.3)
                                            -----  -----  -----  -----  -----
Income before income taxes.................  12.5   14.1   14.2   13.5   14.0
Provision for income taxes (pro forma for
 1993).....................................   4.5    5.0    5.0    4.8    5.0
                                            -----  -----  -----  -----  -----
Net income.................................   8.0%   9.1%   9.2%   8.7%   9.0%
                                            =====  =====  =====  =====  =====

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

  Revenues increased $14,206,982, or 68.9%, from $20,612,615 to $34,819,597 in the three months ended March 31, 1996, compared to the three months ended March 31, 1995. The increase in revenue was attributable to revenues from new restaurant openings. There was a nominal change in revenues from units opened prior to 1995. Several of the Company's restaurants that opened during late 1994 and early 1995 opened at volumes in excess of the Company's average unit volumes. Subsequently, however, the Company has experienced a moderation of their initial unit volumes.

  As a primary result of increased revenues, cost of sales increased $4,102,728, or 64.4%, from $6,373,332 to $10,476,060 in the three months ended
March 31, 1996 compared to the same period in the prior year. Cost of sales as a percentage of revenues for the three months ended March 31, 1996 decreased to 30.1% from 30.9% in 1995. The decrease in cost of sales as a percentage of revenues reflects favorable product prices and better management cost controls in 1996.

  Restaurant labor expenses increased $3,612,957, or 68.7%, from $5,260,776 to $8,873,733 in the three months ended March 31, 1996 compared to the same period in the prior year. Restaurant labor expenses as a percentage of revenues for three months ended March 31, 1996, remained flat at 25.5%.

  Other restaurant operating expenses increased $2,843,920, or 64.3%, from $4,421,083 to $7,265,003 in the three months ended March 31, 1996, compared to the same period in the prior year, as a result of increased revenues and the opening of new restaurants since March 31, 1995. Such expenses decreased as a percentage of revenues to 20.9% from 21.4% primarily due to revenue growth exceeding the increase in other restaurant operating expenses, and tighter controls on various cost and expense categories.

  Depreciation and amortization expenses increased $1,091,253 or 104.8% from $1,041,648 to $2,132,901 in the three months ended March 31, 1996, compared to the same period in the prior year. The increase was primarily due to the addition of new restaurants and purchases of new equipment.

  General and administrative expenses increased $391,969, or 44.5%, from $880,694 to $1,272,663 compared to the same period of the prior year, and decreased as a percentage of revenues to 3.7% from 4.3%. The increase resulted primarily from increased office personnel, salaries and travel to support the Company's expansion plans. The percentage of revenues decrease was attributable to revenue growth exceeding the increase in general and administrative expense for the comparable three month period.

  The decrease in net interest income of $18,184 and change in other expense, net of $41,471, are not deemed significant.

  Provision for income taxes increased by $771,592 from $992,115 in 1995 to $1,763,707 in 1996 primarily due to the change in the Company's income. The effective income tax rate increased to approximately 36% from the 1995 effective tax rate of approximately 35.5% due to a higher effective federal rate in 1996 as compared to 1995, and as a result of higher state income taxes.



YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

  Revenues increased $41,490,529, or 66.4% from $62,526,965 to $104,017,494 in
1995, compared to 1994. The increase in revenues was attributable to revenues from new restaurant openings, and there was a nominal change in the revenues from units opened prior to 1994. Several of the Company's restaurants opened during 1994 and 1995 opened at initial volumes in excess of the Company's average unit volumes. Subsequently, however, the Company has experienced a moderation of their initial unit volumes.

  As a primary result of increased revenues, cost of sales increased $12,358,208, or 64.1% from $19,273,349 to $31,631,557 in 1995, compared to
1994. Cost of sales as a percentage of revenues for 1995 decreased 0.4% from 30.8% in 1994 to 30.4%. The decrease in cost of sales as a percentage of revenues reflects favorable product prices, particularly lower shrimp prices, and better management controls in 1995.

  Restaurant labor expenses increased $11,000,232, or 70.0% from $15,716,557 to $26,716,789 in 1995, compared to 1994. Restaurant labor expenses as a percentage of revenues increased 0.6% from 25.1% to 25.7%. The increase in labor expenses resulted primarily from new restaurant openings and the hiring of management and kitchen personnel required to support the Company's expansion. The increase in labor expenses as a percentage of revenues reflects a combination of competitive pressures in the restaurant industry, generally higher labor costs for units outside of the State of Texas, higher restaurant management bonuses, and a greater vesting of employee benefits due to seniority.

  Other restaurant operating expenses increased $8,591,191 or 61.5% from $13,979,699 to $22,570,890 in 1995 compared to 1994 as a result of increased revenues and the opening of new restaurants. Such expenses decreased as a percentage of revenues from 22.4% to 21.7% primarily due to revenue growth exceeding the increase in other restaurant operating expenses, and reductions in rent expense, as a percentage of revenues due to more owned restaurant locations, and reductions in insurance and advertising expenses.

  Depreciation and amortization expenses increased $2,622,310, or 90.7% from $2,891,125 to $5,513,435 in 1995 compared to 1994. The increase was primarily due to the addition of restaurants and purchases of equipment.

  General and administrative expenses increased $1,853,910 or 66.7% from $2,781,302 to $4,635,212 and remained relatively flat as a percentage of revenues. The dollar increase resulted primarily from increased office personnel, salaries and travel to support the Company's expansion.

  Net interest income increased by $988,778 from $959,676 to $1,948,454 in 1995 compared to 1994. The increase resulted primarily from the Company's investment of excess cash in interest bearing securities subsequent to the Company's public stock offerings.

  Provision for income taxes increased by $2,133,273 from $3,125,962 to $5,259,235 in 1995 primarily due to the change in the Company's pre-tax income. The effective income tax rates as a percentage of income before income taxes remained relatively flat at 35%.

  The Company anticipates that the effective income tax rates for 1996 will increase to approximately 36% from the 1995 effective tax rates due to a higher effective federal rate of 35% in 1996 as compared to approximately 34% in 1995, and as a result of higher state income taxes.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO THE YEAR ENDED DECEMBER 31, 1993

  Revenues increased $28,285,466, or 82.6%, from $34,241,499 to $62,526,965 in
1994, compared to 1993. Of this increase, approximately $26,000,000 was attributable to revenues from restaurants which opened since the beginning of 1993. The balance of the increase resulted primarily from an approximate 5% increase in comparable restaurant revenues.

  As a primary result of increased revenues, cost of sales increased $8,813,919, or 84.3%, from $10,459,430 to $19,273,349 in 1994, compared to
1993. Cost of sales as a percentage of revenues for 1994 remained relatively flat as the percentage increased 0.3% to 30.8% from 30.5% in the prior year. The increase in cost of sales as a percentage of revenues reflects primarily the effect of an increased number of new restaurant openings that typically incur higher initial cost of sales.

  Restaurant labor expenses increased $7,123,333, or 82.9%, from $8,593,224 to $15,716,557 in 1994, compared to 1993. Restaurant labor expenses remained flat as a percentage of revenues at 25.1%, as increases in restaurant labor expenses were offset by increases in revenues.

  Other restaurant operating expenses increased $6,191,317, or 79.5%, from $7,788,382 to $13,979,699 in 1994, compared to 1993 as a result of increased revenues and the opening of new restaurants since December 31, 1993. Such expenses decreased as a percentage of revenues from 22.8% to 22.4% primarily due to strong revenue growth exceeding the increase in other restaurant operating expenses.

  Depreciation and amortization expenses increased $1,697,352, or 142.2%, from $1,193,773 to $2,891,125 in 1994, compared to 1993. The increase was primarily due to the addition of restaurants and purchases of equipment.

  General and administrative expenses increased $920,369, or 49.5%, from $1,860,933 to $2,781,302 in 1994, compared to 1993, but decreased as a percentage of revenues to 4.4% from 5.4%. The dollar increase resulted primarily from increased office personnel, salaries and travel to support the Company's expansion plans, and incremental professional fees and related costs of being a publicly owned company. The percentage of revenues decrease in 1994 was attributable to revenue growth exceeding the increase in general and administrative expenses.

  Net interest (income) expense changed by $1,147,020, from $187,344 of net interest expense in 1993 to ($959,676) of net interest income in 1994. The change resulted primarily from the Company's reduction of outstanding debt and investment of excess cash in interest bearing securities subsequent to the Company's public stock offerings.

  Other (income) expense, net changed by $169,211, from ($130,130) of net other income to $39,081 of net other expense in 1994 compared to 1993. This change was primarily attributable to a reduction in miscellaneous income recorded in 1994.

  Income taxes increased $1,582,087, from $1,543,875 pro forma income taxes in 1993 to $3,125,962 income taxes in 1994 due to the increase in the Company's income. The effective income tax rates as a percentage of income before taxes remained relatively flat. Subsequent to the Company's August 1993 initial public offering, the Company's consolidated income became subject to federal corporate income taxes. However, the income tax liability for the year ended December 31, 1994, was partially offset by an approximate $400,000 credit attributable to an income tax deduction available to the Company as a result of the exercise of certain stock options in March 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company does not have significant receivables or inventory and receives trade credit based upon negotiated terms in purchasing food and supplies. In connection with its Initial Public Offering, the Company received $17,122,745 in net proceeds in August 1993. In March 1994, the Company received $37,457,255 from a second common stock offering and the exercise of certain stock options, and in April 1995, the Company received approximately $50,000,000 from a third common stock offering. Historically, the Company has leased many of its restaurant locations and pursued a strategy of controlled growth, financing its expansion principally from proceeds from common stock offerings, operating cash flow and to a lesser extent, borrowings. In 1993, 1994, 1995 and the three months ended March 31, 1996, the Company spent $10,237,787, $31,908,332, $71,332,802, and $10,205,119 respectively, on capital expenditures, which was funded in part out of cash flows from operations of $5,115,841, $9,813,944, $18,719,141, and $2,935,460
respectively, plus borrowings in 1993 of $1,212,767 and from proceeds of the common stock offerings. Payments on notes payable and other long-term obligations amounted to $3,536,256, $1,474,745, $320,109, and $85,989 in 1993,
1994, 1995 and the three months ended March 31, 1996, respectively.

  As of the beginning of 1995, the Company planned to open approximately 26 restaurants during 1995 and 1996. As April 16, 1996, all of such restaurants had been opened. The Company's current development plan is to be operating approximately 75 restaurants by December 31, 1997 (excluding restaurants that may be acquired pursuant to the Merger), of which 50 restaurants were open and six restaurants were under construction as of April 16, 1996. If the Merger is not consummated, the Company anticipates further accelerating its expansion plans. Excluding real estate costs and pre-opening expenses, the average cash investment to open the Company's new restaurants in 1995 was approximately $2.6 million. However, the average cash investment for the last seven restaurants opened by the Company was approximately $2.2 million. The Company expects that its average investments for units opened in the future will be further reduced due primarily to an overall reduction of the average unit size from those opened during 1995. However, individual unit investment costs could vary from management's expectations due to a variety of factors Moreover, average unit investment costs are dependent upon many factors including competition for sites, location, construction costs, unit size and the mix of conversions, build-to-suit and leased locations. The Company currently anticipates that it will continue to purchase a portion of its new restaurant locations, which are expected to be more costly than leased locations. The Company believes that existing cash balances, the proceeds from this offering, cash generated from operations and potential financing sources will be sufficient to satisfy the Company's working capital and capital expenditure requirements through 1997, including working capital and capital expenditure requirements resulting from the consummation of the Merger.


  The Company has a $25.0 million line of credit which is subject to renewal in May 1997. The Company had no funds borrowed under the line of credit as of March 31, 1996. However, up to $11.0 million of amounts available under the line of credit may be utilized to fund the Bayport Loan prior to the consummation of the Merger.

  On April 18, 1996, the Company entered into the Loan Agreement with Bayport pursuant to which the Company agreed to loan to Bayport up to $11 million to be used by Bayport to finance the continued construction of four Crab House restaurants. The first Bayport Loan advance in the aggregate amount of $1.5 million was made on April 22, 1996. Subsequent advances in varying amounts, will be made on or about the fifteenth day of each month beginning in May, subject to the satisfaction of certain conditions contained in the Loan Agreement. As of May 10, 1996, the Company had funded $1.8 million of such Bayport Loan. The Company expects to borrow funds under its line of credit to fund the Bayport Loan. The Bayport Loan is secured by the Collateral, including certain existing restaurants of Bayport and certain restaurants currently being constructed by Bayport. The Company has the right to convert the Bayport Loan into ownership of the Collateral if the Merger is not consummated under certain circumstances by paying the Bayport Collateral Payment Amount. See "The Bayport Acquisition."

SEASONALITY AND QUARTERLY RESULTS

  The Company's business is seasonal in nature, with revenues and, to a greater degree, operating profits being lower in the first and fourth quarters than in other quarters due to the Company's reduced winter volumes. Several of the Company's restaurants during 1994 and 1995 have opened at initial volumes in excess of Company average unit volumes; particularly in the seasonally slower first and fourth quarters. As anticipated, the Company experienced some moderation in revenues from the initial volumes of such units. The timing of unit openings can and will affect quarterly results.

IMPACT OF INFLATION

  Management does not believe inflation has had significant effect on the Company's operations during the past several years. Management believes the Company has historically been able to pass on increased costs through menu price increases, but there can be no assurance that it will be able to do so in the future. Future increases in land and construction costs could adversely affect the Company's ability to expand.

                                   BUSINESS

GENERAL

  The Company owns and operates full-service, mid-priced, casual dining, seafood restaurants located in fifteen states, under the names "Landry's Seafood House," "Willie G's" and "Joe's Crab Shack." As of April 16, 1996, the Company operated 50 restaurants including 38 Landry's Seafood Houses, ten Joe's Crab Shacks and two Willie G's. Management believes that the Company's restaurants appeal to a broad range of customers by offering generous portions of fresh seafood and excellent service in a high energy environment at an attractive price-value relationship. The first Landry's Seafood House restaurant opened in 1980 and the first Willie G's opened in 1981. In 1988, Mr. Tilman J. Fertitta acquired sole ownership of these restaurants. The first Joe's Crab Shack was acquired by the Company in 1994. Following his 1988 acquisition, Mr. Fertitta instituted: (i) new financial, accounting and reporting systems; (ii) financial incentives for employees; (iii) a system for training, supervising and retaining employees; (iv) a program for hiring top management personnel; (v) a site selection and growth strategy; and (vi) an operating philosophy emphasizing customer service and quality control. As a result of the implementation of these programs, profitability increased substantially, and the Company commenced an expansion program.

RESTAURANT CONCEPTS AND STRATEGY

  Management believes that the relatively small number of national and regional chain restaurants competing in the seafood segment of the restaurant industry, as compared to other restaurant segments, provides the Company a significant opportunity to capitalize on its high energy, casual dining seafood restaurant concepts.

  The key elements of the Company's restaurant concepts and strategy include the following:

  Variety and Value. The Company's restaurants provide customers an attractive price-value relationship by serving generous portions of fresh, high quality seafood at moderate prices. The restaurants feature a wide variety of seafood items complemented by unique side dishes, salads, garlic bread, appetizers, and desserts presented in a visually appealing manner.

  Commitment to Customer Satisfaction. The Company is committed to providing its customers prompt, friendly, efficient service, keeping table-to-waitstaff ratios low, and staffing each restaurant with an experienced management team to ensure attentive customer service and consistent food quality. Through the use of comment cards and a 1-800 telephone number, senior management receives valuable feedback from customers and, through prompt responses, demonstrates a continuing interest in customer satisfaction.

  Distinctive Design and Decor and Casual Atmosphere. Each restaurant concept has a similar appearance and a flexible design which can accommodate a wide variety of available sites. For Landry's Seafood House, the Company has developed a prototype look that is readily identified by a large theater-style marquee over the entrance and by a distinctive brick and wood facade creating the feeling of a traditional old seafood house restaurant. Joe's Crab Shack is designed to appear like an old fishing camp with a wood facade, tin roof, and a raised deck outside. A casual, energetic dining atmosphere is created for all of the Company's restaurants through the design and decor of the dining areas, which generally display vibrant, colorful murals reflecting the restaurant's location or regional area. In many locations, the restaurants provide outdoor patio service for a more casual, open-air dining experience and often feature waterfront views.

  High Profile Restaurant Locations. The Company's site selection strategy is to locate its restaurants in markets which provide a balanced mix of tourist, convention, business, and residential clientele. A variety of factors are analyzed in the site selection process, including local market demographics, site visibility, aesthetics (including waterfront views) and accessibility and proximity to significant generators of potential customers such as major retail centers, office complexes, hotel concentrations, convention centers, historical areas and entertainment facilities (stadiums, arenas, theaters, etc.). Management believes that this strategy results in a high volume of new and repeat customers and provides the Company with increased name recognition in new markets. The Company's current restaurants are located in areas that satisfy the Company's site selection strategy.

  Commitment to Attracting and Retaining Quality Employees. By providing extensive training and attractive compensation, the Company fosters a strong corporate culture and encourages a sense of personal commitment from its employees. The Company has a monthly cash bonus program establishing performance goals on a restaurant-by-restaurant basis for each restaurant's management team pursuant to which management believes restaurant managers typically earn bonuses equal to between 15% and 25% of their total cash compensation. The Company has historically utilized a program of extensive background checks for prospective management employees (including criminal checks, credit checks and drug screening). Management believes its policies have resulted in a low rate of management-level employee turnover.

EXPANSION STRATEGY

  The Company plans to continue expanding principally through the opening of new restaurants. From time-to-time, the Company will evaluate the conversion or strategic acquisition of existing restaurants. Other than its agreement with Bayport, the Company has no present understandings or agreements to acquire any restaurant concepts. During the next several years, the Company plans to focus expansion efforts primarily in the southern half of the United States, although the Company will review situations that might arise in major cities outside of this area. Second locations in a market are likely only when management believes the area can effectively support another quality seafood restaurant. The Company believes that the taste, variety, and perceived health advantages of seafood, support the Company's decision to concentrate its expansion efforts on quality seafood restaurants in strategically targeted markets.

  As of the beginning of 1995, the Company planned to open approximately 26 restaurants during 1995 and 1996. As of April 16, 1996, all of such restaurants had been opened. The Company's current development plan is to be operating approximately 75 restaurants by December 31, 1997 (excluding restaurants that may be acquired pursuant to the Merger), of which 50 restaurants were open and six restaurants were under construction as of April 16, 1996. If the Merger is not consummated the Company anticipates further accelerating its expansion plans. The Company's main emphasis will be to open Landry's Seafood House and Joe's Crab Shacks restaurants, and, if the Merger is consummated, Crab House restaurants. Willie G's restaurants may be opened in areas where another Company restaurant is operating and which management believes can accommodate another quality seafood restaurant, or where management believes the demographics better suit this concept. The number of restaurants actually opened will vary depending upon, among other things, the Company's ability to locate suitable restaurant sites, the Company's ability to obtain satisfactory lease or purchase arrangements for its restaurant locations, the availability of funds to construct and open such restaurants, the Company's ability to obtain on a timely basis all necessary governmental permits to construct and operate such restaurants, the Company's ability to adequately manage the construction or conversion of such restaurants, the Company's ability to hire, train and retain skilled management and other restaurant personnel, general economic conditions and whether the Merger is consummated. See "Risk Factors--Growth" and "Risk Factors--Risks Associated with the Merger."

  The Company has designated a team of employees that is responsible for opening new locations, including the hiring and training of kitchen personnel and other individuals who will serve as hosts, waiters, floor managers and bartenders. Currently, eight to 10 assistant general managers are trained and ready to be promoted to general managers, which will allow experienced general managers to be transferred to new locations, and approximately 40 to 50 employees are currently participating in the Company's management training program.

UNIT ECONOMICS

  For the 12-month period ended December 31, 1995, the 24 restaurants opened prior to January 1, 1995 generated average restaurant revenues of approximately $3,005,000, average restaurant cash flow of approximately $660,000 (or 21.9% of revenues), and average restaurant operating income after depreciation and amortization of approximately $540,000 (or 18.0% of revenues). Historically, the Company has leased a substantial number of its restaurants sites to minimize the costs of opening a new restaurant. However, the Company has purchased a number of its restaurant locations. The Company's approach to opening new restaurants has been to control its required investment by using landlord development allowances and by using its own in-house construction capabilities as a general contractor to build-out or renovate its new restaurant sites. Excluding real estate costs and pre-opening expenses, the average cash investment to open new restaurants in 1995 was approximately $2.6 million per unit. However, the average cash investment for the last seven restaurants opened by the Company was approximately $2.2 million. In the future, the Company expects that its average investment for unit opened will be further reduced due primarily to an overall reduction of the average unit size from those opened during 1995. The Company currently anticipates that it will continue to purchase a number of its new restaurant locations, which are expected to be more costly than leased locations.

RESTAURANT LOCATIONS

  The following table provides information with respect to the location of each of the Company's existing restaurants as of April 16, 1996:

                         NUMBER
                           OF
        LOCATION         UNITS
        --------         ------
Alabama.................    1
Arizona.................    2
Arkansas................    1
California..............    1
Colorado................    2
Florida.................    4
Louisiana...............    3
Mississippi.............    1
Missouri................    2

                           NUMBER
                             OF
         LOCATION          UNITS
         --------          ------
Nevada....................    1
New Mexico................    1
Ohio......................    1
Oklahoma..................    2
South Carolina............    2
Tennessee.................    1
Texas.....................   25
                            ---
  Total...................   50
                            ===

MENU

  The Company's restaurants offer a wide variety of high quality, broiled, grilled, and fried seafood items at moderate prices, including red snapper, shrimp, crawfish, lump crabmeat, lobster, oysters, scallops, flounder, and other traditional seafood items, many with a choice of unique seasonings, stuffings and toppings. The Company's restaurants' menus also include a wide variety of seafood appetizers, salads, soups and side dishes. In order to provide an alternative to seafood items, the Company's restaurants also offer Certified Angus beef, fowl, pastas, and other American food entrees. The Company's restaurants also feature a unique selection of desserts made fresh on a daily basis at each location. Each Landry's Seafood House offers complimentary salad and garlic bread with each entree, as well as certain lunch specials and lower priced children's entrees.

  All of the Company's restaurants emphasize a complete dining experience, and, accordingly, full liquor service is available. Alcoholic beverages are primarily served to complement meals, with sales of alcoholic beverages accounting for 17% of the Company's revenues in 1995. The Company's restaurants generally serve both lunch and dinner. The average dinner entree menu price for the Company's restaurants is between $11 and $13, excluding menu entree items which are priced daily "at market," based on cost and availability to the Company's restaurants. At certain of the Company's restaurants there is a separate lunch menu with reduced prices on selected entrees.

MANAGEMENT AND EMPLOYEES

  The Company's policy is to staff its restaurants with management that has significant experience in the restaurant industry. The Company believes its strong team-oriented culture helps it attract and retain highly motivated employees who provide customers with a level of service superior to that normally found in other restaurants. The Company trains its kitchen employees and waitstaff to take great pride in preparing and serving food in accordance with the strict standards established by the Company. Restaurant managers and staff are trained to be courteous and attentive to customer needs, and the managers, in particular, are instructed to visit each table. Senior corporate management holds monthly group meetings with restaurant general managers to discuss individual restaurant performance and customer comments. Moreover, the Company requires general managers to hold regular staff meetings at their individual restaurants. Compliance with the Company's quality requirements is monitored through periodic on-site visits and formal periodic inspections by the regional manager and supervisory personnel from the Company's corporate offices.

  The management staff of a typical Company restaurant consists of a five-person management team (one general manager, two kitchen managers, and two floor managers) with the general manager having overall responsibility for restaurant operations. The general managers typically have been promoted after training in all areas of restaurant level management within the Company. The kitchen managers in each restaurant supervise kitchen operations, which allows the general managers to spend most of their time in the dining area of the restaurant supervising the staff and providing service to customers. Each restaurant management team is eligible to receive monthly incentive bonuses subject to achievement of operating performance objectives specifically tailored for such restaurant for each monthly period. Management believes these employees typically earn bonuses equal to between 15% and 25% of their total cash compensation under this program. In addition, general managers, kitchen managers and floor managers, are entitled to participate in the Company's stock option plans.

  The Company has historically spent considerable effort in screening prospective employees and training and developing employees, allowing it to promote from within. The Company requires each employee to participate in a formal training program that utilizes departmental training manuals, examinations and a scheduled evaluation process. Newly hired waitstaff are required to spend from five to 10 days in training before they serve customers. The Company has historically utilized a program of extensive background checks for prospective management employees (including criminal checks, credit checks, and drug screening). Management believes that its policies have resulted in a very low rate of management-level employee turnover. Management training encompasses three general areas: (i) all service positions; (ii) management accounting, personnel management, and dining room and bar operations; and (iii) kitchen management, which entails food preparation and quality controls, cost controls, training, ordering and receiving, and sanitation operations. Management training customarily lasts eight to 12 weeks, depending upon the trainee's prior experience and performance relative to the Company's objectives. As the Company expands, it will need to hire additional management personnel and its continued success will depend in large part on its ability to attract, train, and retain quality management employees. As the Company grows, it plans to increase the number of regional managers, and to have each regional manager responsible for a limited number of restaurants within those geographic regions. The Company plans to promote experienced restaurant level management personnel to serve as future regional managers as well as hire needed personnel from outside the Company.

  As of April 28, 1996, the Company employed approximately 4,400 persons, of whom approximately 291 were restaurant managers or manager-trainees, approximately 116 were corporate and administrative, and the rest were hourly. Each restaurant employs an average of approximately 80 to 100 people, depending on seasonal needs. The Company considers its employees to be high quality and believes that its management level employee turnover rate is low. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relationship with employees to be good.

CUSTOMER SATISFACTION

  The Company is committed to providing its customers prompt, friendly, efficient service, keeping table-to-waitstaff ratios low and staffing each restaurant with an experienced management team to ensure attentive customer service and consistent food quality. Through the use of comment cards and a 1-800 telephone number, senior management receives valuable feedback from customers and through prompt responses demonstrates a continuing interest in customer satisfaction. The Company emphasizes availability of the items on its menu and, if an item is in short supply, restaurant level management is expected to use its initiative to procure the item immediately.

PURCHASING

  The Company strives to obtain consistent quality items at competitive prices from reliable sources. The Company continually researches and surveys various products in an effort to obtain the highest quality products possible and to be responsive to changing customer tastes. In order to maximize operating efficiencies and to provide the freshest ingredients for its food products while obtaining the lowest possible prices for the required quality, each restaurant's management team determines the daily quantities of food items needed and orders such quantities from major suppliers at prices often negotiated directly with the Company's corporate office.

  The Company currently uses many distributors for obtaining its seafood products in order to maintain the freshness and quality required by the Company, all of which are available on short notice from qualified suppliers. For non-seafood items, the Company generally uses one national distributor in order to achieve certain cost efficiencies, but such items are available on short notice from alternative qualified suppliers. The Company has not experienced any significant delays in receiving its food and beverage inventories, restaurant supplies or equipment.

ADVERTISING AND MARKETING

  The Company employs a marketing strategy that utilizes frequent, high profile advertising in order to attract new customers and establish a high level of name recognition. The Company relies primarily on word-of-mouth publicity, billboards with distinctive graphics, travel and hospitality magazines and print advertising. The Company uses multiple billboards on highways leading to its restaurants to direct potential customers from the highways to the restaurants, as well as to build name recognition within each market. Additionally, many of the restaurants offer facilities for banquets, meetings and private parties. The Company's advertising expenditures for 1995 were approximately 1.0% of revenues.

RESTAURANT REPORTING

  Financial controls are maintained through management of an accounting and management information system that is implemented at the restaurant level. Administrative and management staff prepare daily reports of cash, deposits, sales, sales mix, labor, and customer counts. Physical inventories of food, beverage and supply items are taken weekly. Weekly and monthly costs of sales and profit and loss statements are compiled by the Company's accounting department and provided to the regional managers for analysis and comparison to the Company's budgets. The Company closely monitors sales, costs of sales, labor and restaurant trends. Weekly sales data is used by management to detect trends from location to location and negative trends are immediately investigated and remedied where possible. The Company purchases food carefully and, through tight controls, keeps food and beverage waste and theft to a minimum. Management believes that its current systems are adequate for its planned expansion.

RESTAURANT SECURITY

  The Company takes precautions to protect individual restaurant locations against theft, robbery and other breaches of security through security procedures and sophisticated alarm and surveillance systems. A component of the Company's emphasis on restaurant security is the employment of a licensed peace officer as Director of Security. The Director of Security, who reports directly to the corporate office, supervises the installation and operation of individual restaurant security systems and performs monthly security inspections at each restaurant to monitor compliance with the Company's policies relating to theft prevention, employee related security issues and restaurant facility protection. As a result of the Company's program, it has experienced no material security problem in its operations.

COMPETITION

  The restaurant industry is intensely competitive with respect to price, service, the type and quality of food offered, location and other factors. The Company has many well established competitors, both seafood and non-seafood, with substantially greater financial resources and a longer history of operations than the Company. The Company competes with both locally-owned seafood and non-seafood restaurants, as well as national and regional seafood and non-seafood restaurant chains, some of which may be better established in the Company's existing and future markets. In particular, Red Lobster, a national seafood restaurant chain, operates over 600 seafood restaurants nationwide, many of which operate in the Company's existing and potential markets. The Company also competes with other restaurant and retail establishments for sites. Changes in customer tastes, economic conditions, demographic trends and the location and number of, and type of food served by, competing restaurants could adversely affect the Company's business as could the unavailability of experienced management and hourly employees. Management believes its restaurants enjoy a high level of repeat business and customer loyalty due to high food quality, comfortable atmosphere, and friendly efficient service.

BAYPORT'S BUSINESS

  Bayport's business is principally the operation of casual, full-service seafood restaurants. Bayport operates 17 full-service restaurants under the name "The Crab House," has four Crab House restaurants in various stages of construction and has leases covering three additional restaurant sites upon which construction has not commenced. The average revenue from Bayport's restaurants opened for the full year in 1995 was approximately $3.7 million per unit. The cash investment to open new restaurants, excluding real estate and pre-opening expenses, has historically ranged between $2.7 and $3.2 million. The Crab House restaurants feature a broad assortment of crab, shrimp and fresh fish entrees and all but three of the Crab House restaurants feature a seafood salad and seafood raw bar. The restaurants range in size from 4,500 square feet to 13,000 square feet and operate in both tourist markets and densely populated areas with upper middle income demographics. The Crab House restaurants have capacities ranging from 200 to 400 seats. The average check per person at the Crab House (with liquor) is higher than that of Landry's Seafood Houses or Joe's Crab Shacks. The Crab House decor has a simple, clean, nautical motif with generous use of varnished wood wainscoting, high ceilings, exposed wooden beams, colorful ceramic tile, and gentle lighting. The design objective is to create a light, airy, comfortable space. As a signature design statement, brown paper is used instead of linen table cloths, highlighting the casual nature of the restaurant and its origins as a simple crab house. The decor, quality of food, and attentiveness of service personnel are meant to appeal to a clientele that has moderately high income, but enjoys a relaxed atmosphere and good value.

  The location of the existing Crab House restaurants is as follows:

                                                                          NUMBER
                                                                            OF
                                   LOCATION                               UNITS*
                                   --------                               ------
      Florida............................................................   10
      Georgia............................................................    2
      Illinois...........................................................    1
      Mississippi........................................................    2
      South Carolina.....................................................    2
                                                                           ---
        Total............................................................   17
                                                                           ===

- --------
* The Crab House Restaurants in Mississippi and two restaurants in Florida are located in hotels. In addition to their regular dining room and lounge services, these restaurants provide complete food and beverage service for each of the related hotels, including banquets and room service. If the Merger is consummated, the Mississippi restaurants may be sold.

  Bayport currently has four restaurants under construction that are located in New York City, the metropolitan New York area, Baltimore, Maryland and Nashville, Tennessee.

  Bayport also operates five take-away seafood restaurants under the name "Capt. Crab's Take-Away." The Capt. Crab's Take-Away Restaurants, with drive through pick-up windows and little or no interior seating, feature garlic crabs, steamed crabs, and other seafood entrees served with a selection of side dishes. Three of the restaurants are located in Florida and two are in the Baltimore, Maryland/Washington, D.C. area.

  To ensure that it has an adequate supply of blue crab products to meet customer demand, Bayport processes and markets blue crab products through a wholly-owned subsidiary, which operates a processing plant in North Carolina. Blue crabs are found in the Atlantic Ocean and its tributaries, the Gulf of Mexico, and in the waters of Africa, Central America, Mexico, and South America. This operation produces, on a seasonal basis, fresh crab meat, pasteurized crab meat, frozen whole blue crabs and crab clusters. Bayport cooks, chills, and picks crab meat and cooks and freezes whole blue crabs, and crab clusters. The crab meat is canned and pasteurized or sold fresh or vacuum packed and frozen. Bayport sold approximately 76% and 78% of its output to third parties during the 1994 and 1995 fiscal years, respectively. Bayport markets its production under the "Ocean Blue Gourmet" and "Crystal Coast Gourmet" brands. In December 1992, Bayport entered into a five year lease agreement for the plant. This lease may be extended by Bayport, at its option, for a maximum of 15 years. The plant is located along a waterway, allowing Bayport access to local crab fishermen. The processing plant has crab meat picking, processing and cryogenic freezing operations.

  For a more complete description of Bayport, reference is made to Bayport's Annual Report on Form 10-K and Form 10-K/A for the year ended December 25, 1995, included as exhibits to the Company's Form 8-K Report, and thereby incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The directors and executive officers of the Company and their ages are as follows:

              NAME                AGE                  POSITION
              ----                ---                  --------
Tilman J. Fertitta...............  38 Chairman of the Board, President and Chief
                                       Executive Officer
E.A. Jaksa, Jr...................  49 Executive Vice President, Chief Operating
                                       Officer, and Director
Steven L. Scheinthal.............  34 Vice President of Administration, General
                                       Counsel, Secretary, and Director
Paul S. West.....................  37 Vice President of Finance, Chief Financial
                                       Officer and Director
Richard E. Ervin.................  40 Vice President of Restaurant Operations
Sarah A. Veach...................  36 Controller of Restaurant Operations
James E. Masucci(1)..............  63 Director
Joe Max Taylor(1)................  63 Director

- --------
(1) Member of Audit and Compensation Committees.

  The principal occupations and positions for the past five years of each of the Directors and Executive Officers of the Company are as follows:

  Mr. Fertitta has served as President and Chief Executive Officer of the Company since 1987. In 1988, he became the controlling shareholder and assumed full responsibility for all of the Company's operations. Prior to serving as President and Chief Executive Officer of the Company, Mr. Fertitta devoted his full time to the control and operation of a hospitality and development company. Mr. Fertitta is a director of the Mobil Cotton Bowl, an advisory director of the Houston Rockets National Basketball Association team and serves on the boards of the Variety Club, Houston Livestock Show and Rodeo, Crohn's and Colitis Foundation, the Better Business Bureau of Houston, and the Childress Foundation.

  Mr. Jaksa has served as the Executive Vice President and Chief Operating Officer of the Company since 1988. His primary responsibility is new site selection, lease negotiations and restaurant construction and development. Before joining the Company, Mr. Jaksa served as President of Richmark Bancshares in Houston, Texas for five years. Mr. Jaksa is a licensed real estate broker in Texas and has owned and operated his own real estate firm and construction company.

  Mr. Scheinthal has served as Vice President of Administration, General Counsel and Secretary to the Company since September 1992. He devotes a substantial amount of time to lease and contract negotiations and is primarily responsible for the Company's compliance with all federal, state and local ordinances. Prior to joining the Company, he was a partner in the law firm of Stumpf & Falgout in Houston, Texas. Mr. Scheinthal represented the Company for approximately five years before joining the Company. He has been licensed to practice law in the state of Texas since November 1984.

  Mr. West has served as Vice President of Finance and Chief Financial Officer of the Company since June 1993. Prior to joining the Company, Mr. West was a senior manager at Deloitte & Touche and a leader of their Restaurant/Entertainment Advisors Group in Dallas, Texas. He was responsible for numerous restaurant audits and performed the annual restaurant industry operations survey and study on behalf of the National Restaurant Association and many state restaurant associations. Mr. West had been engaged in public accounting and auditing since 1981, and a certified public accountant since 1983.

  Mr. Ervin has served as Vice President of Restaurant Operations since 1991. Prior to that time, he was the Vice-President of Internal Controls and Director of Beverage Operations. He has 15 years of experience in high volume, multi-unit food and beverage operations. His experience includes new restaurant development and employee training programs.

  Ms. Veach has served as Controller of Restaurant Operations since January 1990. Prior to joining the Company in 1989 as an accountant, she worked as controller for American General Investment Corp. and as a tax associate for the accounting firm of Coopers & Lybrand.

  Mr. Masucci has been employed by Capital Cities/ABC since 1956. He presently serves as President and General Manager of KTRK-TV, an owned station of Capital Cities/ABC in Houston, Texas, a position he has held since August 1990. Prior to serving as President, Mr. Masucci served in various executive positions with KTRK and has served as Division Vice President and Vice President of the Broadcast Division of Capital Cities/ABC.

  Mr. Taylor is a director and member of the Executive Committee of American National Insurance Company, a publicly traded insurance company. He also serves on the Board of Commonwealth Life and Accident Insurance, and is President of Moody Gardens, Inc. which operates a public resort and entertainment facility in Galveston, Texas. Mr. Taylor is also the chief law enforcement administrator for Galveston County, Texas and serves on the Galveston County Pre-Trial Board as well as the Board of Directors of Harbourview Care Center.

                       PRINCIPAL AND SELLING STOCKHOLDER

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by (a) the Selling Stockholder, (b) each person known to the Company owning beneficially more than five percent of the outstanding shares of the Company's Common Stock, (c) each director of the Company, and (d) all officers and directors of the Company as a group. The stockholder has sole voting and investment power with respect to the shares beneficially owned. The percentages set forth herein do not take into account Common Stock to be issued pursuant to the Merger.

                                    SHARES BEFORE THE         SHARES AFTER THE
                                        OFFERING      SHARES      OFFERING
                                    ----------------- OFFERED -----------------
                                     NUMBER   PERCENT HEREBY   NUMBER   PERCENT
                                    --------- ------- ------- --------- -------
Tilman J. Fertitta(2)(3)..........  4,800,000  26.1%  500,000 4,300,000  19.2%
E.A. Jaksa, Jr.(3)................     72,500    (1)       --    72,500    (1)
Steven L. Scheinthal(3)...........     28,500    (1)       --    28,500    (1)
Paul S. West......................     44,500    (1)       --    44,500    (1)
James E. Masucci(3)...............      4,000    (1)       --     4,000    (1)
Joe Max Taylor....................        -0-    --        --       -0-    --
Putnam Investments, Inc. (4)......  2,384,430  13.1%       -- 2,384,430  10.7%
The TCW Group, Inc.(5)............    924,100   5.1%       --   924,100   4.2%
Wellington Management Company(6)..    993,200   5.5%       --   993,200   4.5%
All officers and directors as a
group (10 persons) (3)............  4,959,500  26.8%  500,000 4,459,500  19.8%

- --------
(1) Less than 1%.
(2) Pursuant to an option granted to the Underwriters, Mr. Fertitta may sell shares to cover a portion of the Underwriters' over-allotments, if any. The address of the Selling Stockholder is the Company's principal executive office.
(3) Includes 200,000, 72,500, 27,500 and 4,000 shares which are subject to options that are or become exercisable within 60 days for Messrs. Fertitta, Jaksa, Scheinthal and Masucci, respectively.

(4) The Company has been informed by Putnam Investments, Inc. ("Putnam") that certain Putnam investment managers (together with their parent corporations, Putnam and Marsh & McLennan Companies), are considered "beneficial owners" in the aggregate of 2,384,430 shares, or 13.1%, of the Company's Common Stock. Such shares were acquired for investment purposes by such investment managers for certain of their advisory clients. The information set forth in this table has been provided to the Company by Putnam as reported on its Schedule 13G filed with the SEC. Putnam's address is One Post Office Square, 10th Floor, Boston, Massachusetts 02109.

(5) Based on a Schedule 13G filed in February 1996, The TCW Group, Inc. ("TCW") is considered "beneficial owner" in the aggregate of 924,100 shares or 5.1% of the Company's Common Stock, although no Common Stock is held directly by TCW. TCW's address is 865 South Figueroa Street, Los Angeles, California 90017.

(6) Based on Schedule 13G filed in February 1996, 993,200 shares or 5.5% of Common Stock of the Company are owned by various investment advisory clients of Wellington Management Company ("WMC") which is deemed beneficial owner of shares only by virtue of direct or indirect investment and/or voting discretion it possesses pursuant to the provisions of investment advisory agreements with such clients. WMC's address is 75 State Street, Boston, Massachusetts 02109.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by Montgomery Securities, J.C. Bradford & Co. and Piper Jaffray Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholder and the Underwriters, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                       NUMBER OF
                                UNDERWRITERS                            SHARES
                                ------------                           ---------
      Montgomery Securities...........................................
      J.C. Bradford & Co..............................................
      Piper Jaffray Inc...............................................
                                                                       ---------
        Total......................................................... 4,500,000
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers, including the Underwriters, at such price
less a concession not in excess of $        per share. The Underwriters may
allow, and such dealers may reallow, a concession of not in excess of $ to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Stockholder have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate maximum of 675,000 additional shares of Common Stock, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. Pursuant to the terms of the option, the Selling Stockholder has the right to sell all or any part of the shares to be sold to the Underwriters, and the Company has the obligation to sell to the Underwriters the difference between what the Selling Stockholder sells and the aggregate amount of shares required to satisfy the Underwriters' option exercise. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against, or to contribute to losses arising out of, certain liabilities in connection with this offering, including liabilities under the Securities Act.

  The Company's officers and directors (including the Selling Stockholder) have agreed that, for a period of 90 days from the date of this Prospectus, they will not offer to sell, contract to sell or otherwise sell or dispose of any shares of their Common Stock without the prior written consent of Montgomery Securities. The Company has agreed not to sell any shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of Montgomery Securities, except that the Company may, without consent, issue shares of stock to Bayport upon consummation of the Merger and issue shares of Common Stock upon exercise of stock options outstanding as of the date of this Prospectus and grant additional options under the Company's stock option plans consistent with past practices.

  In connection with this offering, the Underwriters and other members of the selling group may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market-making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market-makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market-maker on each day are limited to a specified percentage of the passive market-maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market-making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  In connection with the Merger, Montgomery Securities is acting as a financial advisor to the Company and will receive a fee plus reimbursement of a portion of its expenses.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby is being passed upon for the Company and the Selling Stockholder by Winstead Sechrest & Minick P.C., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas and for Bayport by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. No attorneys who participated in the preparation of this Prospectus own shares of Common Stock of the Company.

                                    EXPERTS

  The financial statements of the Company incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report included in the Company's Annual Report on Form 10-K. The financial statements of Bayport incorporated by reference in this Prospectus and Registration Statement have been audited by Grant Thornton LLP, independent public accountants, as set forth in their report included as an exhibit in the 8-K Report (defined below), and incorporated herein by reference through incorporation by reference of Bayport's Annual Report on Form 10-K for the year ended December 25, 1995. Such financial statements are included or incorporated by reference in reliance upon the authority of such firms as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. The reports and other information filed by the Company with the Commission can be inspected and copied at the Public Reference Facilities maintained by the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission, 14th Floor, Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Commission upon payment of the charges prescribed by the Commission. The Company's Common Stock is traded on the Nasdaq National Market. The foregoing material also should be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 14th Floor, Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of the Registration Statement and the exhibits and schedules thereto may be obtained from the Commission at such offices upon payment of the charges prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed by the Company with the Commission under the Exchange Act, are incorporated in this Prospectus by reference:

    (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

    (b) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on July 21, 1993.

    (c) Current report on Form 8-K dated April 24, 1996 (the "8-K Report") which includes as exhibits thereto Bayport's Annual Report on Form 10-K and Form 10-K/A for the year ended December 25, 1995.

    (d) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

    (e) The Company's Current Report on Form 8-K dated May 16, 1996 (the "May 8K") which includes as an exhibit thereto, Bayport's Quarterly Report on Form 10-Q for the quarter ended March 25, 1996.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written request for such copies should be directed to Mr. Steven L. Scheinthal, Vice President-Administration and Secretary, 1400 Post Oak Blvd., Houston, Texas 77056, telephone number (713) 850-1010.

                              COMPANY AND BAYPORT

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

  The unaudited pro forma condensed combined statements of operations for the year ended December 31, 1995 and for the three months ended March 31, 1996 assume that the Merger had been consummated at the beginning of such periods. The unaudited pro forma condensed combined balance sheet as of March 31, 1996 assumes that the Merger had been consummated on March 31, 1996.

  The following unaudited pro forma condensed combined financial statements are presented to reflect the estimated impact on the historical Consolidated Financial Statements of the Company of the Merger and of the issuance of 2,020,920, as of December 31, 1995 (2,032,504 as of March 31, 1996) shares of
Common Stock and 120,720 as of December 31, 1995 (112,433 as of March 31,
1996) shares of Preferred Stock in connection therewith (based on an assumed Exchange Ratio of .2105). The Merger will be accounted for as a pooling-of-interests.

  The unaudited pro forma condensed combined financial statements give effect only to the reclassifications and adjustments set forth in the accompanying Notes to unaudited pro forma condensed combined financial statements. Unaudited pro forma information is not necessarily indicative of the results of operations or financial position which would have occurred had the Merger been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of the Company's future results of operations or financial position.

  These statements have been prepared from the consolidated financial statements of the Company and the consolidated financial statements of Bayport and should be read in conjunction with such statements and the related Notes. Such statements and related notes are incorporated herein by reference. See "Incorporation of Certain Documents By Reference."

                              COMPANY AND BAYPORT

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                 (IN THOUSANDS)

                                                  MARCH 31, 1996
                                       --------------------------------------
                                                                       PRO
                                                          PRO FORMA   FORMA
                ASSETS                 COMPANY  BAYPORT  ADJUSTMENTS COMBINED
                ------                 -------- -------  ----------- --------
Current Assets........................ $ 16,976 $10,450              $ 27,426
Property and Equipment, net...........  120,281  39,083               159,364
Goodwill and Other Assets.............    4,955   2,582                 7,537
                                       -------- -------              --------
  Total Assets........................ $142,212 $52,115              $194,327
                                       ======== =======              ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
 ------------------------------------
Current Liabilities................... $ 12,644 $26,351              $ 38,995
Notes payable, other long-term
 obligations and deferred taxes.......    2,543   2,892                 5,435
Stockholders' Equity
  Preferred Stock.....................       --      21     ($20)           1
  Common Stock........................      182      10       10          202
  Additional Paid-In Capital..........  107,921  22,127       10      130,058
  Retained Earnings...................   18,922   1,143                20,065
  Notes Receivable from Officers......       --    (429)                 (429)
                                       -------- -------              --------
  Total Stockholders' Equity..........  127,025  22,872               149,897
                                       -------- -------              --------
  Total Liabilities and Stockholders'
   Equity............................. $142,212 $52,115              $194,327
                                       ======== =======              ========

      UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           YEAR ENDED DECEMBER 31,       THREE MONTHS ENDED
                                    1995                   MARCH 31, 1996
                          --------------------------  -------------------------
                                              PRO                        PRO
                                             FORMA                      FORMA
                          COMPANY   BAYPORT COMBINED  COMPANY  BAYPORT COMBINED
                          --------  ------- --------  -------  ------- --------
Revenues................. $104,018  $53,602 $157,620  $34,819  $18,251 $53,070
Operating Costs and
 Expenses................   91,068   51,107  142,175   30,020   17,563  47,583
                          --------  ------- --------  -------  ------- -------
Operating Income.........   12,950    2,495   15,445    4,799      688   5,487
Other (Income) Expense,
 Net.....................   (1,893)     344   (1,549)    (100)     199      99
                          --------  ------- --------  -------  ------- -------
Income Before Income
 Taxes...................   14,843    2,151   16,994    4,899      489   5,388
Provisions for Income
 Taxes...................    5,259      687    5,946    1,764      166   1,930
                          --------  ------- --------  -------  ------- -------
Net Income............... $  9,584  $ 1,464 $ 11,048  $ 3,135  $   323 $ 3,458
                          ========  ======= ========  =======  ======= =======
Net Income Per Common
 Share................... $   0.55  $  0.14 $   0.57  $  0.17  $  0.03 $  0.16
                          ========  ======= ========  =======  ======= =======
Weighted Average Number
 of Common Shares and
 Common Share Equivalents
 Outstanding.............   17,320   10,479   19,526   19,000   10,364  21,182

     The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

                              COMPANY AND BAYPORT

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. FISCAL PERIODS

  The Company's fiscal year ends on the calendar year-end, December 31, and each quarter is comprised of three month periods. Bayport's fiscal year ends on the last Monday in December, which was December 25, 1995, and the first quarter ended on March 25, 1996. The 1995 fiscal year consisted of 52 weeks and the first quarter of 1996 was approximately 13 weeks for both the Company and Bayport. The differences between Bayport's actual year-end and a year-end of December 31, and Bayport's actual first quarter-end and March 31, consistent with the Company's, are not deemed material.

2. STOCKHOLDERS' EQUITY

  The pro forma adjustments to common stock, preferred stock, and additional paid-in-capital as of December 31, 1995 and March 31, 1996, reflect the issuance of 2,020,920 and 2,032,504 shares, respectively, of Common Stock for all the outstanding common stock of Bayport, representing an Exchange Ratio of
 .2105 share of Common Stock for each share of Bayport common stock, and to reflect the issuance of 120,720 and 112,433 shares, respectively, of the Company's Convertible Preferred Stock for all the outstanding convertible Series B Preferred shares of Bayport, representing an Exchange Ratio of .0526 Landry's preferred share for each share of Bayport Series B Preferred Stock. Upon the Merger, each newly issued Landry Preferred Stock share will be convertible into Landry Common Stock share on a basis of one-to-one, subject to mandatory conversion into Common Stock on August 19, 1998. For the purpose of these unaudited pro forma condensed combined financial statements, the number of shares of Landry's Common and Preferred Stock to be issued represents the estimated number of shares which may be issued by Landry's pursuant to the Merger Agreement assuming there are no adjustments to the Exchange Ratio. See "The Bayport Acquisition."

3. RECLASSIFICATIONS

  Certain reclassifications have been made to historical amounts of Bayport to conform the financial presentation of the two companies.

4. MERGER EXPENSES

  Under the pooling-of-interests method of accounting, costs associated with the merger of the Company and Bayport are treated as an expense of the combined company. The accompanying unaudited pro forma condensed combined statements of income do not reflect the expenses associated with the Merger, which are estimated to be approximately $8,000 to $10,000, that will be recorded in the first period that consolidated financial statements of the combined companies are presented, since the expenses are non-recurring. Merger expenses consist primarily of professional fees, proxy preparation and solicitation costs, and estimated severance and office consolidation costs, including termination payments on pre-existing employment contracts aggregating approximately $3,100 to two senior executive officers of Bayport.

5. WEIGHTED AVERAGE SHARES OUTSTANDING

  The weighted average number of outstanding shares of common stock and common stock equivalents on a pro forma basis gives effect to the number of equivalent shares of the Company's Common Stock into which such common stock and common stock equivalents of Bayport may be exchanged utilizing the assumed Exchange Ratio of .2105, applied to the historical weighted number of shares of Bayport common stock and common stock equivalents outstanding.

6. CERTAIN OTHER UNAUDITED PRO FORMA RESULTS

  Landry's and Bayport's statements of operations on an unaudited pro forma combined basis for the quarter ended March 31, 1995, and the year ended December 31, 1994 and 1993 includes combined revenues of $33,010, $100,774 and $60,668, respectively, combined operating income of $3,505, $9,263 and $5,255, respectively, combined net income of $2,397, $6,619 and $4,111, respectively, and net income per common share of $0.14, $0.41 and $0.36, respectively.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  No dealer, salesperson or other person has been authorized to give any infor-mation or to make any representations other than those contained in this Pro-spectus in connection with this offering and, if given or made, such informa-tion or representation must not be relied upon as having been authorized by the Company or the Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the se-curities offered hereby in any jurisdiction to any person to whom it is unlaw-ful to make such offer in such jurisdiction. Neither the delivery of this Pro-spectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   2
Risk Factors.............................................................   7
The Bayport Acquisition..................................................  13
Price Range of Common Stock and Dividend Policy..........................  15
Use of Proceeds..........................................................  16
Capitalization...........................................................  17
Selected Consolidated Financial Information..............................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  25
Management...............................................................  32
Principal and Selling Stockholder........................................  34
Underwriting.............................................................  35
Legal Matters............................................................  36
Experts..................................................................  36
Available Information....................................................  36
Incorporation of Certain Documents by Reference..........................  37
Unaudited Pro Forma Condensed Combined Financial Statements..............  38

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                4,500,000 SHARES

                                LANDRY'S SEAFOOD
                               RESTAURANTS, INC.

                        [LOGO OF LANDRY'S APPEARS HERE]

                                  COMMON STOCK

                               -----------------

                                   PROSPECTUS

                               -----------------

                             Montgomery Securities

                              J.C. Bradford & Co.

                               Piper Jaffray inc.

                                       , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses of this offering will be paid by Landry's Seafood Restaurants, Inc. (the "Registrant") and, exclusive of underwriting discounts and commissions, are estimated as follows:

      SEC registration fee............................................ $ 41,275
      National Association of Securities Dealers filing fee...........   12,470
      NASDAQ listing fee..............................................   17,500
      Printing including engraving of share certificate...............  100,000*
      Legal fee and expenses..........................................   75,000*
      Accounting fees and expenses....................................   60,000*
      Blue Sky filing fees and expenses (including counsel fees)......   20,000*
      Transfer Agent and Registrar fees and expenses..................   10,000*
      Miscellaneous...................................................  163,755*
                                                                       --------
        Total......................................................... $500,000
                                                                       ========

- --------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the DGCL ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any persons who were or are parties or are threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest except that no indemnification is permitted without judicial approval if the officer is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  Article IX of the Company's Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

  The Certificate of Incorporation further provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Delaware Court of Chancery of such other court shall deem proper.

  The Certificate of Incorporation also provides that to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  The Certificate of Incorporation further provides that any indemnification under the above paragraphs (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set fort in the above paragraph. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. Notwithstanding the foregoing, a director, officer, employee or agent of the Company shall be able to contest any determination that the director, officer, employee or agent has not met the applicable standard of conduct set fort in the above paragraphs by petitioning a court of appropriate jurisdiction.

  The Certificate of Incorporation also provides that expenses (including attorneys' fees) incurred by an officer or director in defending or settling any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in these paragraphs. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

  The Certificate of Incorporation further provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the other sections of these paragraphs shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

  The Certificate of Incorporation further provides that the Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of these paragraphs.

  The indemnification and advancement of expenses provided by, or granted pursuant to, the Certificate of Incorporation, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  Article VIII of the Company's Bylaws, requires the Company to indemnify the Company's directors and officers to the extent permitted under the DGCL and the Certificate of Incorporation.

  The Company has entered into indemnification agreements with the Directors and certain officers.

  The foregoing discussion is qualified in its entirety by reference to the DGCL and the Registrant's Certificate of Incorporation and By-Laws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits.

  Certain of the exhibits to this Registration Statement are hereby incorporated by reference to the Company's Registration Statement on Form S-1 No. 33-65498 as filed with the Securities and Exchange Commission and all amendments thereto with which they were filed as exhibits with the same exhibit number in such Registration Statement. Such exhibits are denoted with the letter "A". Exhibits denoted by * have been previously filed with this Registration Statement. Exhibits denoted by "B" are incorporated by reference to the Company's current report on Form 8-K dated April 26, 1996. Exhibits denoted by ** are filed herewith.

 EXHIBIT
   NO.                                   EXHIBIT
 -------                                 -------
     1    --Form of Underwriting Agreement. -To be filed by amendment.
     2.1  --Form of Plan and Agreement of Corporate Restructuring--Pirogue -A-
     2.2  --Form of Plan and Agreement of Corporate Restructuring -A-
     2.3  --Agreement and Plan of Merger among the Registrant, Bayport
            Restaurant Corp, Inc. and Landry's Acquisition, Inc. -B-
     3.1  --Certificate of Incorporation of Landry's Seafood Restaurants, Inc.
            as filed with the Delaware Secretary of State on June 23, 1993, as amended -A-
     3.2  --Bylaws of Landry's Seafood Restaurants, Inc. -A-
     4    --Specimen Common Stock Certificate, $     .01 par value of Landry's
            Seafood Restaurants, Inc. -A-
    *5    --Opinion of Winstead Sechrest & Minick P.C. regarding legality.
   *10.1  --Agreement regarding credit facility among the Registrant, Bayport
            Restaurant Group, Inc. et al. -B-
   *10.2  --Loan Agreement between the Registrant and Bayport Restaurant
            Group, Inc. -B-
  **23.1  --Consent of Arthur Andersen LLP.
  **23.2  --Consent of Grant Thornton LLP.
   *23.3  --Consent of Winstead Sechrest & Minick P.C. (included in their opinion filed as Exhibit 5).
   *24    --Powers of Attorney.

  (b) Financial Statement Schedules.

  All schedules are omitted because the required information is included in the Consolidated Financial Statements or the Notes thereto or is otherwise inapplicable.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 403A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

  (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 15TH DAY OF MAY, 1996.

                                          Landry's Seafood Restaurants, Inc.

                                                /s/ Tilman J. Fertitta
                                          By:__________________________________
                                                    Tilman J. Fertitta,
                                              Chairman of the Board/President
                                                and Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

      /s/ Tilman J. Fertitta         Chairman, President and          May 15, 1996
____________________________________  Chief Executive Officer and
         Tilman J. Fertitta           Director (Principal
                                      Executive Officer)

          * Paul S. West             Vice President, Principal        May 15, 1996
____________________________________  Financial Officer,
            Paul S. West              Principal Accounting
                                      Officer and Director

         * E.A. Jaksa, Jr.           Executive Vice President and     May 15, 1996
____________________________________  Director
          E.A. Jaksa, Jr.

      * Steven L. Scheinthal         Vice President,                  May 15, 1996
____________________________________  Administration, Secretary,
        Steven L. Scheinthal          General Counsel and
                                      Director

        * James E. Masucci           Director                         May 15, 1996
____________________________________
          James E. Masucci

         * Joe Max Taylor            Director                         May 15, 1996
____________________________________
           Joe Max Taylor

      /s/ Tilman J. Fertitta                                          May 15, 1996
____________________________________
         Tilman J. Fertitta
         *Attorney-in-Fact